As filed with the Securities and Exchange Commission on August 7, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OXiGENE, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	13-3679168
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

701 Gateway Blvd., Suite 210

South San Francisco, California 94080

(650) 635-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter J. Langecker, M.D., Ph.D.

Chief Executive Officer

OXiGENE, Inc.

701 Gateway Blvd., Suite 210

South San Francisco, California 94080

(650)-635-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Megan N. Gates, Esq. Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Telephone: (617) 542-6000 Fax: (617) 542-2241	Robert Charron, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, NY 10017 Telephone: (212) 931-8704 Fax: (212) 401-4741

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Units consisting of Common Stock and Warrants	$20,000,000	$2,728
Common Stock Underlying Units (4)(5)	—	—
Warrants Underlying Units (5)	—	—
Common Stock Issuable Upon Exercise of Warrants in the Units (4)
Warrants to be issued to Placement Agent (5)	—	—
Common Stock Issuable Upon Exercise of Placement Agent Warrants (4)
Total	$20,000,000	$2,728

(1)	The securities registered also include such indeterminate amounts and numbers of shares of common stock issuable to cover additional securities that may be offered or issued to prevent dilution resulting stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4)	Pursuant to the Stockholder Rights Agreement, dated as of March 24, 2005, between the Company and American Stock Transfer & Trust Company, as amended, each share of common stock has an attached right to purchase one share of common stock, which rights are not currently exercisable, on the terms set forth in the Rights Agreement.
(5)	No fee required pursuant to Rule 457 under the Securities Act of 1933. See “Plan of Distribution.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August [    ], 2013

OXiGENE, INC.

[            ] Units, each consisting of Common Stock and Warrants

We are offering up to              units, each consisting of              share(s) of common stock and              warrant(s). Each warrant entitles the holder to purchase              share(s) of our common stock. The shares of common stock and warrants will immediately separate after purchase and will be issued separately. The warrants are exercisable at an exercise price of $         per share (     % of the aggregate offering price for a unit) for a      year term.

Our common stock is listed on the NASDAQ Capital Market under the symbol “OXGN.” We do not intend to apply to list the warrants on any securities exchange. The last reported sale price of our common stock on the NASDAQ Capital Market on August 6, 2013 was $2.79 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Offering price per unit	$	$
Placement agent’s fees	$	$
Offering proceeds, before expenses, to OXiGENE	$	$

H.C. Wainwright & Co., LLC is the placement agent for this offering. The placement agent will not purchase or sell any units, nor will it be required to arrange for the purchase and sale of any specific number or dollar amount of units, other than to use its “best efforts” to arrange for the sale of units by us. We have not arranged to place the funds in an escrow, trust or similar account. We currently expect the offering to end not later than                     , 2013.

In addition to the placement agent’s fees, we have agreed to reimburse the placement agent for its expenses in an amount equal to 1% of the aggregate gross proceeds raised in the offering, not to exceed $50,000. As additional compensation, we plan to issue the placement agent warrants to purchase a number of shares of common stock equal to 6.0% of the number of shares of common stock included in the units sold in this offering (excluding the shares of common stock that may be issued upon exercise of the warrants included in the units) at an exercise price of $         per share. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the securities to investors on or about                     , 2013.

H.C. Wainwright & Co., LLC

The date of this prospectus is                     , 2013.

You should rely only on the information contained or incorporated by reference in this prospectus and any free-writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the placement agent have authorized anyone to provide you with additional or different information. We are offering to sell and are seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” mean OXiGENE, Inc.

Registered Trademarks and Trademark Applications: “ZYBRESTAT®” and “OXi4503” are the subject of either a trademark registration or application for registration in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

We obtained industry and market data used throughout and incorporated by reference into this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

i

As previously disclosed on a Current Report on Form 8-K filed on December 27, 2012, we filed a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to implement a 1-for-12 reverse stock split on December 28, 2012. The reverse split was approved by our stockholders at a special meeting held on December 21, 2012 and was effective December 28, 2012. Also, as previously disclosed on a Current Report on Form 8-K filed on February 22, 2011, our board of directors in February of 2011 voted unanimously to implement a 1-for-20 reverse stock split of our common stock, following authorization of the reverse split by a stockholder vote on December 21, 2010. The reverse split became effective on February 22, 2011. All of the share and per share values discussed in this prospectus have been adjusted to reflect the effect of these reverse stock splits.

ii

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission, or SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 10.

We are a biopharmaceutical company primarily focused on the development of vascular disrupting agents, or VDAs, for the treatment of cancer. We are pursuing what we believe to be a cost-efficient, risk-mitigated development strategy. In the United States, we are pursuing collaborations with established pharmaceutical companies with products whose efficacy we believe can be enhanced by the addition of our lead product candidate, ZYBRESTAT®, and with non-profit research organizations such as the Gynecologic Oncology Group, or GOG, an organization dedicated to clinical research in the field of gynecologic cancer, for the treatment of advanced ovarian cancer. In the European Union, we are primarily focused on pursuing registration for ZYBRESTAT® for anaplastic thyroid cancer (ATC), a rare and highly aggressive cancer for which we have been granted orphan drug designation, through the European Union’s “exceptional circumstances” marketing authorization process. To date, we have observed ZYBRESTAT® to be well tolerated in over 400 patients and to have activity in a variety of indications including ovarian cancer and ATC.

ZYBRESTAT® Development Program

Our lead compound, ZYBRESTAT®, is a reversible tubulin binding agent that selectively targets the endothelial cells that make up the blood vessel walls in most solid tumors and causes them to swell, obstructing the flow of blood and starving the tumor of vital nutrients including oxygen. This deprivation, also known as tumor hypoxia, results in rapid downstream tumor cell death.

Ovarian Cancer

Ovarian cancer is a relatively rare form of cancer affecting approximately 22,000 women in the U.S. each year that begins in the ovaries and because there are no mainstream screening tests, often spreads to the pelvis and abdomen prior to detection, resulting in a relatively poor prognosis. In fact, more than 60% of women diagnosed with ovarian cancer are in stage III or IV, making it difficult to treat and often fatal, with a five-year survival rate of 47%—a rate which is largely unchanged since the 1990s. There are relatively few cancer therapies that have been approved for the treatment of ovarian cancer, including carboplatin and cisplatin, doxorubicin, and Taxol® (paclitaxel). Due to the unmet need in the treatment of ovarian cancer and the small size of the indication, we have been granted an orphan drug designation in both the U.S. and Europe for the use of ZYBRESTAT® in the treatment of ovarian cancer.

We are pursuing multiple routes to approval in ovarian cancer, as follows:

ZYBRESTAT® in combination with AVASTIN® (bevacizumab)

Genentech / Roche’s AVASTIN® (bevacizumab) is an anti-vascular endothelial growth factor (VEGF) monoclonal antibody that is currently FDA-approved for the treatment of a variety of solid tumor indications, but not including ovarian cancer. We believe that using ZYBRESTAT® in combination with AVASTIN® (bevacizumab) may provide a clinically active yet potentially better tolerated alternative to the current standard of care for relapsed ovarian cancer, cytotoxic chemotherapy.

Currently, a randomized, two-arm Phase 2 trial comparing AVASTIN® (bevacizumab) alone with AVASTIN® (bevacizumab) plus ZYBRESTAT® in patients with relapsed ovarian cancer is ongoing. The trial is being conducted by the GOG under the sponsorship of the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI. The primary endpoint of the trial is progression-free survival (PFS), and secondary endpoints include safety, overall survival (OS) and objective responses by treatment. As of the date of this prospectus, the study has met its enrollment goal with 107 patients at more than 80 clinical sites in the United States participating in the study. Patients in both arms will be treated until disease progression or adverse effects prohibit further therapy.

An interim futility analysis of this Phase 2 trial was performed in the second quarter of 2013. The original purpose of the analysis was to consider early study closure to limit patient exposure in the event that the experimental regimen was deemed futile (i.e., unlikely to be declared more effective than the reference regimen at the end of the study). Since the study had completed patient accrual, the analysis was conducted for possible study termination due primarily to toxicities. It was confirmed that the trial is going to continue to its pre-specified endpoint, which is based on progression-free survival. We anticipate that preliminary data from the completed trial will be available in the first half of 2014. If the outcome of the study is positive and the statistical endpoints are met, our plan would be to request an end-of-Phase-2 meeting with FDA and, assuming that meeting leads to a pivotal registration trial, we could potentially file a new drug application in 2017 and subsequently receive regulatory approval in relapsed ovarian cancer in 2018.

Importantly, this trial, also known as GOG0186I, is being supported by a variety of collaborators including Genentech / Roche, which manufactures and markets AVASTIN® (bevacizumab), as well as the GOG, and its sponsor, the Cancer Therapy Evaluation Program (CTEP) of the NCI. As CTEP is bearing the majority of the clinical trial costs, our ongoing expenses related to this trial are primarily related to manufacturing sufficient quantities of ZYBRESTAT®.

With additional funding, we plan to conduct two additional clinical studies in advanced ovarian cancer that we believe would further demonstrate ZYBRESTAT®’s potential as a leading adjunctive cancer therapy, as follows:

ZYBRESTAT® in combination with VOTRIENT® (pazopanib)

GlaxoSmithKline (GSK)’s VOTRIENT® (pazopanib) is an anti-angiogenic oral tyrosine kinase inhibitor that is currently FDA-approved for renal cell carcinoma (RCC) and soft tissue sarcoma (STS), and with compelling early clinical data in the treatment of relapsed ovarian cancer. We believe that using ZYBRESTAT® in combination with VOTRIENT® (pazopanib) may provide a clinically active yet potentially better tolerated alternative to the current standard of care for relapsed ovarian cancer, cytotoxic chemotherapy.

We intend to collaborate with a non-profit in the design of a randomized, two-arm Phase 2 trial of approximately 120 patients in the United States, European Union or Eastern Europe comparing VOTRIENT® (pazopanib) with VOTRIENT® (pazopanib) plus ZYBRESTAT® in patients with relapsed ovarian cancer. The primary endpoint of the trial would be progression-free survival (PFS), and secondary endpoints would include safety, overall survival (OS), objective response rate, and CA125 response rate.

As in our combination therapy trial with AVASTIN® (bevacizumab), we believe that there are potential collaborators that may help offset costs associated with this trial, including a non-profit cancer research organization and, potentially, GlaxoSmithKline.

ZYBRESTAT® in combination with TAXOL® (paclitaxel)

TAXOL® (paclitaxel) is a chemotherapy agent used to treat patients with a variety of solid tumors, including lung, ovarian, breast, head and neck cancers. We believe that using ZYBRESTAT® in combination with TAXOL® (paclitaxel) may demonstrate how adjunctive therapy with ZYBRESTAT® could improve standard of care and improve patient outcomes in certain patients with advanced ovarian cancer.

We are planning to conduct a randomized, two-arm Phase 2 trial of approximately 120 patients in the United States, European Union or Eastern Europe comparing weekly dosing of TAXOL® (paclitaxel) with weekly TAXOL® (paclitaxel) plus ZYBRESTAT® in patients with relapsed ovarian cancer. The primary endpoint of the trial would be progression-free survival (PFS), and secondary endpoints would include safety, overall survival (OS), objective response rate, and CA125 response rate.

As in our combination therapy trial with AVASTIN® (bevacizumab), we believe that there are potential collaborators that may help offset costs associated with trial, including one or more non-profit cancer research organizations.

Anaplastic Thyroid Cancer, or ATC

Anaplastic thyroid cancer (ATC) is a rare, but particularly aggressive form of thyroid cancer that is resistant to mainstream cancer therapies and that has a particularly grim prognosis, with a median survival from diagnosis of 3-4 months and a one-year survival rate of less than 10%. Due to an unmet need in the treatment of ATC and the small size of the indication, we have been granted an orphan drug designation by both the FDA and European Medicines Agency (EMA) for the use of ZYBRESTAT® in the treatment of ATC.

While the FDA has asked that we conduct one or more large pivotal trials to obtain regulatory approval for ZYBRESTAT® in ATC in the United States, which we believe would be prohibitively expensive for such a rare indication, the European Union has alternative pathways for potential approval of drugs that are designed to treat life-threatening, extremely rare, orphan diseases such as ATC. These include the possibility of a special marketing approval under “exceptional circumstances”, known as an MAA, in the case of therapies that address urgent, unmet medical needs. We received feedback from two reviewing countries in March 2013 and the Scientific Advice Working Party, or SAWP, of the European Medicines Agency, or EMA, in July 2013, on our plan to submit an MAA for ZYBRESTAT® in ATC. We intend to address and incorporate this feedback into our MAA filing, and we believe that it is possible that we could obtain an MAA for the use of ZYBRESTAT® in the treatment of ATC with the existing clinical data that we have. Based on the latest guidance received from the SAWP, we currently anticipate a 2015 MAA filing and a possible subsequent 2016 authorization. If we are successful in obtaining an MAA for ZYBRESTAT® in the treatment of ATC, we believe that this could lead to similar authorizations in other countries such as Japan, South Korea, China, or Canada (but not in the United States).

Carcinoid Syndrome

Carcinoid syndrome refers to an array of symptoms, such as flushing, diarrhea and, less frequently, bronchoconstriction and heart failure, that occur secondary to carcinoid tumors in approximately 5% of patients. These symptoms are caused by overproduction of biologically active substances such as serotonin and kallikrein, that are released directly into systemic circulation, bypassing hepatic degradation. While drug treatment with somatostatin analogues helps to control the symptoms of carcinoid syndrome, patients who are or become refractory (unresponsive) to somatostatin have limited therapeutic options, and we believe that treatment with ZYBRESTAT® may improve outcomes for these patients. Approximately 14,000 people in the United States are diagnosed with carcinoid syndrome each year.

In June 2012, we announced the establishment of an exclusive, worldwide licensing agreement with Angiogene Pharmaceuticals Ltd., a U.K.-based drug development company that had previously been developing a competing VDA, for intellectual property covering the use of VDAs in treatment of symptoms related to carcinoid syndrome and other neuroendocrine tumors. We enhanced this intellectual property with data collected from various preclinical studies of ZYBRESTAT®, some of which are ongoing. Assuming positive results and sufficient financial resources, we are considering launching a Phase 1b/2a clinical program in carcinoid syndrome, although we view ovarian cancer as a more immediate priority.

Ophthalmic Indications

In addition to developing ZYBRESTAT® as an intravenously administered therapy for a number of solid tumor indications, we believe that ZYBRESTAT® may also be useful as a therapy for a variety of ophthalmological diseases and conditions such as wet age-related macular degeneration (AMD) and diabetic retinopathy that are characterized by abnormal blood vessel growth within the eye that result in loss of vision, many of which are currently treated with anti-vascular endothelial growth factor (VEGF) therapies. While this program is not an immediate priority, we are actively seeking one or more potential development and commercialization partners with expertise in ophthalmology that would allow us to leverage our existing assets and move forward.

OXi4503 Development Program

In addition to pursuing development of ZYBRESTAT®, we are also pursuing the development of a second product candidate, OXi4503, a novel second-generation, dual-mechanism VDA, which not only has been shown to reduce tumor blood flow but which also forms an antiproliferative metabolite.

We believe that this dual mechanism differentiates OXi4503 from other VDAs and may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on preclinical data, we believe that OXi4503 may be particularly active in hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage, all of which have relatively high levels of the enzymes that facilitate the conversion of OXi4503 into a chemical that directly kills tumor cells. Similar to ZYBRESTAT®, OXi4503 has shown potent anti-tumor activity in preclinical studies of solid tumors and acute myelogenous leukemia, both as a single agent and in combination with other cancer therapies.

Our current development program for OXi4503 is as follows:

Acute Myelogenous Leukemia, or AML

AML is a relatively rare cancer of the myeloid blood cells, with approximately 10,500 new cases each year in the United States and accounting for approximately 1.2% of cancer deaths. AML is characterized by the rapid growth of abnormal white blood cells that pollute bone marrow and interfere with the production of normal blood cells. Due to an unmet need in the treatment of AML and the small size of the indication, we have been granted an orphan drug designation in the United States for the use of OXi4503 in the treatment of AML.

OXi4503 has demonstrated potent activity against AML in animal models, and these results were published in the journal Blood in September 2010. Shortly thereafter, we entered into a clinical trial agreement with the University of Florida related to an investigator-sponsored Phase 1 study of OXi4503 in up to 36 patients with AML or myelodysplastic syndrome, or MDS, which trial was subsequently initiated in May 2011. As the University of Florida and a non-profit research organization, The Leukemia & Lymphoma Society’s Therapy Acceleration Program, is covering the majority of the costs of this trial, our ongoing expenses related to this trial are primarily related to manufacturing sufficient quantities of OXi4503.

In December 2012, the investigators at the University of Florida presented compelling data from this Phase 1 study at the 2012 annual meeting of the American Society of Hematology (ASH) in Atlanta, Georgia, indicating that OXi4503 was active, generating responses in patients, and had a manageable safety profile. More specifically, results from five initial patients with refractory AML enrolled between May 2011 and August 2012 revealed an increase in plasma LDH and uric acid levels by at least two-fold within hours after OXi4503 infusions, suggesting leukemia cell destruction. Adverse events attributable to OXi4503 infusion included bone pain, fever, anemia and thrombocytopenia, as well as hypertension, the latter of which was readily manageable.

This open-label, dose-escalating study for the treatment of up to 36 patients will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. New patients are continuing to be enrolled in this study. As of August 2, 2013, 11 patients have been enrolled into this study, and a maximum tolerated dose has not been observed.

Company Background

We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

The Offering

Securities offered	Up to units. Each unit will consist of share(s) of common stock and warrant(s). Each warrant entitles its holder to purchase shares of our common stock. The shares of common stock and warrants will immediately separate upon issuance.

Offering price	An assumed price of $ per unit, which is the closing price of our common stock on , 2013. This assumed offering price per unit is used throughout this prospectus each time the price per unit is stated. We will offer and sell the units at a price that will be fixed for the entire duration of the offering.

Description of the warrants	The warrants will be exercisable at any time until the fifth anniversary of the closing date at an exercise price of $ per share ( % of the aggregate offering price for a unit).

Common stock outstanding before this offering	2,638,833 shares

Common stock to be outstanding after this offering	[ ] shares, assuming [ ] shares are issued in this offering, which does not include [ ] shares of common stock issuable upon exercise of the warrants included in the units.

Use of proceeds	We intend to use the net proceeds of this offering for research and development activities, working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus to consider carefully before deciding whether to invest in the units offered by this prospectus.

NASDAQ Capital Market symbol	OXGN

The number of shares of our common stock that will be outstanding immediately after this offering is based on 2,638,833 shares outstanding as of July 26, 2013 and excludes the following:

•	2,920,114 shares of common stock issuable upon the exercise of warrants outstanding as of July 26, 2013 at an exercise price of $3.40 per share;

•	11,719 shares of common stock issuable upon the exercise of warrants outstanding as of July 26, 2013 at an exercise price of $504.00 per share;

•	1,083 shares of common stock issuable upon the exercise of warrants outstanding as of July 26, 2013 at an exercise price of $657.60 per share;

•	200,137 shares of common stock issuable upon the exercise of options outstanding as of July 26, 2013, at a weighted average exercise price of $12.42 per share;

•	630,326 shares of common stock available for future issuance under our 2005 Stock Plan as of July 26, 2013;

•	923,866 shares of common stock issuable upon conversion of our Series A preferred stock as of July 26, 2013; and

•	up to shares of common stock issuable upon the exercise of the warrants included in the units to be sold in this offering at an exercise price of $ .

Except where we state otherwise, the information we present in this prospectus reflects a 1-for-12 reverse stock split effective as of December 28, 2012 and a 1-for-20 reverse stock split effective as of February 22, 2011.

Selected Financial Data

The following tables summarize our financial data for the periods presented. The summary statement of operations data and balance sheet data for each of the years ended December 31, 2012, 2011, 2010, 2009, and 2008 have been derived from our audited financial statements. The audited financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, 2011, and 2010, and the report thereon, were included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this prospectus. The summary statement of operations data for the three months ended March 31, 2013 and 2012 and summary balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements, which were included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which is incorporated by reference into this prospectus. The pro forma balance sheet data gives effect to the sale of units offered by this prospectus at an assumed aggregate offering amount of $[        ], based on an assumed offering price of $ [        ] per unit and after deducting estimated placement agent fees and offering expenses payable by us. Our historical results are not necessarily indicative of the results to be expected for any future periods.

You should read this data together with the financial statements and related notes incorporated by reference into this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference into this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
	(Amounts in thousands except per share data)					(unaudited)
STATEMENT OF OPERATIONS DATA
Revenue	$156	$—	$—	$—	$12	$—	$114
Operating expenses
Research and development	3,523	5,291	12,114	22,256	18,995	746	654
General and administrative	4,690	5,375	5,885	8,900	6,957	1,135	1,332
Restructuring	15	1,226	510	—	—	—	13

Total operating expenses	8,228	11,892	18,509	31,156	25,952	1,881	1,999

Loss from operations	(8,072)	(11,892)	(18,509)	(31,156)	(25,940)	(1,881)	(1,885)
Change in fair value of warrants	6	2,222	(6,018)	2,166	3,335	—	1
Investment income	12	7	17	110	618	1	5
Other (expense) income, net	(25)	10	740	(63)	66	—	(12)

Net loss	$(8,079)	$(9,653)	$(23,770)	$(28,943)	$(21,921)	$(1,880)	$(1,891)

Net loss attributed to noncontrolling interest (1)	$—	$—	$—	$(4,215)	$(520)	$—	$—

Net loss attributed to OXiGENE, Inc.	$(8,079)	$(9,653)	$(23,770)	$(24,728)	$(21,401)	$(1,880)	$(1,891)

Excess purchase price over carrying value of noncontrolling interest acquired in Symphony ViDA	$—	$—	$—	$(10,383)	$—	$—	$—

Net loss applicable to common stock	$(8,079)	$(9,653)	$(23,770)	$(35,111)	$(21,401)	$(1,880)	$(1,891)

Basic and diluted net loss per share	$(5.48)	$(10.37)	$(71.60)	$(157.45)	$(167.20)	$(0.97)	$(1.44)

Weighted-average number of common shares outstanding	1,473	931	332	223	128	1,940	1,311

(1)	The amount related to loss attributed to non-controlling interest in Symphony ViDA, Inc. represents the loss for the Symphony ViDA, Inc. entity from its inception in October 2008 through the acquisition of the entity in July 2009. The investments reported as held by Symphony ViDA, Inc. represented the fair value of amounts held by Symphony ViDA, Inc. and were included in the acquisition.

	Year Ended December 31,					As of March 31, 2013 (unaudited)
	2012	2011	2010	2009	2008
	(In thousands)
Balance sheet data:
Cash, cash equivalents, and short-term investments	$4,966	$9,992	$4,677	$14,072	$18,918	$4,582
Marketable Securities held by Symphony ViDA, Inc.	—	—	—	—	14,663	—
Working capital	4,342	8,388	1,797	6,356	28,320	4,172
Total assets	5,447	11,056	5,567	15,617	35,031	5,182
Total liabilities	901	2,259	10,822	9,818	6,292	833
Accumulated deficit	(225,432)	(217,353)	(207,700)	(183,930)	(159,202)	(227,312)
Non controlling interest	—	—	—	—	9,432	—

	As of March 31, 2013
	Actual	Pro forma
	(unaudited, in thousands)
Pro forma balance sheet after giving effect to the proceeds from this offering:
Cash	$4,582	$
Working capital	4,172
Total assets	5,182
Total liabilities	833
Total stockholders’ equity	4,349

The following table represents certain unaudited quarterly information for each of the four quarters in the periods ended December 31, 2012 and 2011 and the quarter in the interim period ended March 31, 2013. In our opinion, this information has been prepared on the same basis as the audited financial statements incorporated by reference into this prospectus and includes all the adjustments necessary for a fair statement of the unaudited quarterly results of operations (in thousands, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013:
Net loss	$(1,880)
Basic and diluted net loss per share	$(0.97)
2012:
Net loss	$(1,891)	$(2,266)	$(2,247)	$(1,675)
Basic and diluted net loss per share	$(1.44)	$(1.65)	$(1.51)	$(0.97)
2011:
Net loss	$(863)	$(2,932)	$(3,513)	$(2,345)
Basic and diluted net loss per share	$(1.58)	$(3.86)	$(3.02)	$(1.88)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC or in any free writing prospectus and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We are aggressively pursuing forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any financings strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

We expect our existing cash and cash equivalents, including the proceeds of our April 2013 private placement, to support our operations through the middle of the second quarter of 2014. However, while this level of cash utilization does not provide for the initiation of any projects to further the development of our most advanced product candidates, it does include provisions for initial drug manufacturing activities that we have undertaken in connection with the planned filing for a European Marketing Authorization application for ZYBRESTAT® in ATC. Any significant further development of ZYBRESTAT® or other capital intensive activities will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with FDA and other regulatory agency requirements, the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources that we devote to manufacturing expenditures; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

While we have access, subject to certain restrictions, to financing through an agreement with Lincoln Park Capital Fund, LLC and through an At Market Issuance Sales Arrangement, which we refer to as the ATM, with MLV & Co. LLC, these arrangements alone will not be sufficient to fund regulatory approval, including drug manufacturing, or a late-stage clinical trial of ZYBRESTAT® in any indication. If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing, whether through the ATM, the Lincoln Park Capital arrangement or otherwise, may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed could materially harm our business, financial condition and results of operations. Our ability to raise additional capital could also be impaired if our common shares lose their status on the NASDAQ Capital Market. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of December 31, 2012, the Report of Independent Registered Public Accounting Firm at the beginning of the Financial Statements incorporated by reference in this prospectus includes a going concern explanatory paragraph.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we have curtailed clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. We or our partners currently are pursuing clinical trials in ovarian cancer, ATC and solid tumors, but we are required by our financial resources to engage only in limited clinical activities. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States, in the EU and in many other foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA or EMA is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate.

We have limited experience in conducting and managing the clinical trials and other procedures necessary to obtain regulatory approvals, including approval by the FDA or the EMA. In connection with the clinical development of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•

we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA, EMA or other regulatory agencies;

•	we may not have sufficient financial resources to complete the clinical trials that would be necessary to obtain regulatory approvals;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results from clinical trials may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA, EMA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

In particular, we are currently pursuing a filing for a marketing authorization, or MAA, in the EU with ZYBRESTAT® for the treatment of ATC under exceptional circumstances, and hope to make this filing in 2015. As part of this process, we solicited and received feedback from the SAWP of the EMA, in July 2013, including input regarding the data that would be necessary to support an MAA filing in Europe under exceptional circumstances. We intend to address and incorporate this feedback into our MAA filing using existing data from previous completed clinical trials of ZYBRESTAT®. We cannot, however, assure you that this process will result in our receipt of approval from the EMA to market ZYBRESTAT® for the treatment of ATC. The EMA could require us to conduct one or more additional clinical trials involving patients with ATC or to conduct other studies or analysis in order to obtain approval. We do not currently believe that it would be practicable from a financial standpoint for us to conduct an additional clinical trial in this indication, given the very significant expense of locating patients with this ultra-rare disease and extremely rapid progression of the disease following diagnosis. In the event that additional clinical trials or other studies were to be required by the EMA as a condition of approval, we would likely elect to discontinue the development of ZYBRESTAT® in ATC.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and, in many cases, contract research organizations and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently our only clinical trial activities involving ZYBRESTAT® are being conducted by physician clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing studies in support of a marketing application, or NDA, for approval of any of our product candidates by the FDA or other regulatory authorities, the independent investigators are required to comply with FDA requirements applicable to their studies.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

In February 2012, we were inspected by the FDA, and in March 2012, we received a Form FDA 483 containing observations from that inspection. The Form FDA 483 noted observations of certain deficiencies in the conduct of our FACT trial in ATC, which was conducted from July 2007 – February 2010. These observations related to the FDA’s good clinical practice requirements and included the failure to insure proper monitoring of third-party clinical investigators who were participants in our FACT trial, the failure to promptly bring non-compliant clinical investigators into compliance, and also found that some of the clinical trial monitors selected by our clinical research organizations, or CROs, outside the United States were not sufficiently qualified by experience and training to monitor clinical trials. The Form FDA 483 also included observations related to the failure to address the improper storage of a drug that was being used in the trial, and the failure to maintain records and case histories in compliance with FDA regulations. The issues noted in the Form FDA 483 had previously been identified and addressed by our management as part of an internal review of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance and were initially disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Our response to the Form FDA 483 describes the corrective actions that we have taken and will continue to take in response to this matter.

While we believe we have addressed all of the issues raised in the Form FDA 483, the FDA will not close the matter until we provide evidence that we have addressed all of the issues that they raised. We may not be able to provide such evidence until we conduct another clinical trial, but we intend to do so as soon as it is possible. Additionally, the results of this inspection may cause the FDA to disqualify some or all of the data from the FACT trial and not consider it in any future NDA for ZYBRESTAT®, which could result in delays or difficulties in obtaining the regulatory approvals that will be required to market ZYBRESTAT® in the United States for any indication.

While we have taken and continue to take steps to strengthen our procedures in order to ensure that these issues will not recur in any future clinical trials sponsored by us for any of our product candidates, we cannot assure you that the FDA will be satisfied with our procedures, that the FDA will not issue a warning letter or take other enforcement action against us, or that similar issues will not recur in the future. We also cannot assure you that the Form FDA 483 will not adversely affect our application to the EMA for an MAA for ZYBRESTAT® for the treatment of ATC. In addition, the steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive, and we believe, but cannot assure you, that those steps will be sufficient to address the issues that were identified by the FDA in the Form FDA 483.

As we evolve from a company that is primarily involved in clinical development to a company that is also involved in commercialization, we may encounter difficulties in expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators, distributors, marketers and suppliers. In particular, as we prepare for the filing of our MAA with the EMA for ZYBRESTAT® in the treatment of ATC, we must expend resources on manufacturing sufficient quantities of the product candidate for the MAA process and, if approval is received, subsequent commercialization. We will be required to expend significant resources in this process even before we know whether we will obtain the MAA, as to which we cannot provide any assurance.

Maintaining third party relationships for these purposes will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; manage our participation in the clinical trials in which our product candidates are involved effectively; and improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure.

If we enter into arrangements with third parties to perform sales, marketing or distribution services, any product revenues that we receive, or the profitability of these product revenues to us, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or in doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products.

We have no manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely for the foreseeable future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA, EMA and other foreign regulatory authorities.

The FDA, EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in the clinical stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us may require significant additional research and development and additional preclinical and clinical testing prior to application for commercial use. Although we are in the process of applying for an MAA with the EMA to market and sell ZYBRESTAT®, we cannot assure you that the EMA will approve this application without the need for further clinical trials or other studies, which may be prohibitively expensive. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that may cause us to delay, suspend or terminate those clinical trials.

We will also have to undertake commercial scale manufacturing activities at significant expense to us in order to proceed with an application for approval for commercialization, including the MAA with the EMA. We or our external vendors may encounter technical difficulties that preclude us from successfully manufacturing the required validation and registration batches of active pharmaceutical ingredient, or API, and/or drug product and we may be unable to recover any financial losses associated with the manufacturing activities. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We only have a limited number of employees to manage and operate our business.

As of August 1, 2013, we had a total of 9 full-time employees and one employee working on a part-time basis. Our focus on reducing cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of March 31, 2013, had an accumulated deficit of approximately $227,312,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts for the manufacture of ZYBRESTAT®, costs associated with filing an MAA in Europe in ATC, our continuing clinical trials with respect to our VDA drug candidates in ovarian and other indications, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not yet commercialized any product candidates. Our ability to attain profitability will depend upon our ability to develop and commercialize products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals would have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least three other companies that currently have a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We have licensed in rights to ZYBRESTAT®, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including ZYBRESTAT® and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third-parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT® and OXi4503 and from Baylor University and Angiogene Pharmaceuticals Ltd. for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU, the Bristol-Myers Squibb Company, Baylor University and Angiogene Pharmaceuticals Ltd., we could lose our rights under these agreements. Any such dispute may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of July 22, 2013, we were the exclusive licensee, sole assignee or co-assignee of 30 granted United States patents, 7 pending United States patent applications, 2 pending Patent Cooperation Treaty international patent application and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, because some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to a party to any such agreement during the course of the relationship with us to be kept confidential and not to be disclosed to third-parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If clinical trials or regulatory approval processes for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA, EMA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•

failure to achieve compliance with the FDA requirements noted in the agency’s March 2012 letter to us regarding certain observations about our FACT trial in ATC and any corresponding subsequent compliance audits and pre-approval inspections by the FDA, EMA or other regulatory authorities;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA, EMA or another foreign regulatory authority or the requirement of additional supportive studies by the FDA, EMA or another foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations. In addition, the FDA and EMA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA, EMA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process is discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates are approved, but fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on us as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which have not yet been fully implemented.

Our facility with Lincoln Park Capital will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

In November 2011, we entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of our common stock to Lincoln Park Capital Fund, LLC, or LPC, a Chicago-based institutional investor. We do not have the ability to sell shares under this arrangement if we fail to maintain a minimum stock price of $6.00 (adjusted for stock splits) or if we fail to maintain the effectiveness of a registration statement filed with the Securities and Exchange Commission. Subject to this restriction, if our stock price rises above $6.00 and the other conditions of the arrangement are met, we may direct LPC to purchase up to $20,000,000 worth of shares of our common stock under our agreement over a 36-month period, in amounts of up to $200,000, which amounts may be increased under certain circumstances. The price per share of our common stock as of August 6, 2013 was $2.79, and therefore the facility is not available to us at this time and may not be available if needed, due to the market price of our common stock. The extent to which we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from LPC were to prove impracticable or prohibitively dilutive, we would need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to LPC under the purchase agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Our facility with MLV will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

On July 21, 2010, we entered into an “at the market” equity offering sales agreement, or ATM Agreement, with MLV & Co. LLC, or MLV, pursuant to which we may issue and sell shares of our common stock from time to time through MLV acting as our sales agent and underwriter. Sales of our common stock through MLV are made on the principal trading market of our common stock by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV and us. MLV uses its commercially reasonable efforts to sell our common stock from time to time, based upon our instructions (including any price, time or size limits we may impose). We pay MLV a commission rate of up to 7.0% of the gross sales price per share of any common stock sold through MLV as agent under the ATM Agreement. As of July 31, 2013 the total dollar amount of common stock that we could sell under the ATM Agreement, during the next twelve months is approximately $264,000 under our current registration statement. The funding available from MLV may not be available when needed, or at all, depending on the market price of our common stock. The extent to which we rely on MLV as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from MLV were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to MLV under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered for resale or are available for sale pursuant to Rule 144 under the Securities Act, as amended, and may be sold from time to time. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

The low trading volume of our common stock may adversely affect the price of our shares.

Although our common stock is listed on the NASDAQ Capital Market, our common stock has experienced low trading volume. Limited trading volume may subject our common stock to greater price volatility and may make it difficult for investors to sell shares at a price that is attractive to them.

Risks Related To This Offering

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Substantially all of our net proceeds from this offering will be used, as determined by management in its sole discretion, to continue work toward development and regulatory approval of our product candidates ZYBRESTAT® and OXi4503, and for working capital and other general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering. The failure of our management to apply these funds effectively could harm our business. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. Pending application of our proceeds, they may be placed in investments that do not produce income or that lose value.

There is no public market for the warrants to purchase common stock in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.

If the registration statement covering the shares issuable upon exercise of the warrants contained in the units is no longer effective, the unit warrants may only be exercised on a “cashless” basis and will be issued with restrictive legends unless such shares are eligible for sale under Rule 144 of the Securities Act, as amended.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $        per share in the net tangible book value of the common stock, assuming the sale of the entire amount offered through this prospectus. See “Dilution” at page     for a more detailed discussion of the dilution you will incur in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, such as our estimates regarding anticipated operating losses, future performance, future revenues and projected expenses; our liquidity and our expectations regarding our needs for and ability to raise additional capital; our ability to manage our expenses effectively and raise the funds needed to continue our business; our ability to retain the services of our current executive officers, directors and principal consultants; our ability to obtain and maintain regulatory approval of our existing products and any future products we may develop; the process of commercializing ZYBRESTAT® for the treatment of anaplastic thyroid cancer; the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs; regulatory and legislative developments in the United States and foreign countries; the timing, costs and other limitations involved in obtaining regulatory approval for any product; the further preclinical or clinical development and commercialization of our product candidates; the potential benefits of our product candidates over other therapies; our ability to enter into any collaboration with respect to product candidates; the performance of our third-party manufacturers; our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing upon the intellectual property rights of others; the successful development of our sales and marketing capabilities; the size and growth of the potential markets for our products and our ability to serve those markets; the rate and degree of market acceptance of any future products; our reliance on key scientific management or personnel; the payment and reimbursement methods used by private or governmental third-party payers; and other factors discussed elsewhere in this prospectus or any document incorporated by reference herein or therein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. “Risk Factors” and “Business,” as well as other sections in this prospectus or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We estimate that we will receive up to approximately $[        ] in net proceeds from the sale of units in this offering, based on an assumed offering price of $[        ] per unit and after deducting estimated placement agent fees and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for working capital, research and development activities and general corporate purposes, including continuing our commercialization and research and development efforts for ZYBRESTAT® and OXi4503. We have purposefully entered into collaborative arrangements with other organizations in order to decrease, to the greatest extent possible, the financial commitment we are required to make in connection with the clinical development of ZYBRESTAT®. The programs and activities to which we intend to devote the net proceeds of this offering are:

•

the completion of the ongoing GOG0186I trial of ZYBRESTAT® in combination with AVASTIN (bevacizumab) in ovarian cancer, which is under the sponsorship of the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI, which is responsible for most of the costs of the trial;

•	a potential clinical trial in advanced or persistent ovarian cancer with ZYBRESTAT® in combination with VOTRIENT® (pazopanib);

•	a potential OXiGENE-sponsored clinical trial of ZYBRESTAT® in combination with weekly Taxol® (paclitaxel) in recurrent ovarian cancer;

•	the MAA process in the European Union for ATC, including costs of manufacturing activities;

•	the OXi4503 program in AML;

•

the balance, if any, for the clinical development of ZYBRESTAT® for the treatment of carcinoid syndrome associated with metastatic carcinoid tumors and for general corporate purposes, such as general and administrative expenses, capital expenditures, working capital needs and the expansion and protection of our intellectual property;

Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Pending specific utilization of the net proceeds described above, we intend to invest the net proceeds in United States government securities and other short term, investment grade, interest bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the NASDAQ Capital Market under the symbol “OXGN” since March 3, 2011. Prior to March 3, 2011, our common stock was traded on the NASDAQ Global Market under the symbol “OXGN.” The following table sets forth, for the periods indicated, the high and low sales prices of our common stock (rounded to the nearest penny) on the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, as reported by NASDAQ. Prices have been adjusted for all periods to reflect the impact of a 1-for-12 reverse split of our common stock effective as of December 28, 2012 and a 1-for-20 reverse split of our common stock effective as of February 22, 2011.

	High	Low
Fiscal Year 2013
First Quarter	$5.90	$3.83
Second Quarter	$4.95	$2.61
Third Quarter (through August 6, 2013)	$3.85	$2.35
Fiscal Year 2012
First Quarter	$16.20	$11.76
Second Quarter	$15.36	$6.60
Third Quarter	$9.48	$6.00
Fourth Quarter	$7.74	$3.75
Fiscal Year 2011
First Quarter	$62.40	$20.27
Second Quarter	$76.56	$18.24
Third Quarter	$31.80	$12.00
Fourth Quarter	$23.64	$9.84

As of August 2, 2013, there were approximately 77 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant. Our credit agreement also restricts our ability to pay dividends.

CAPITALIZATION

The following table describes our capitalization and cash and cash equivalents as of March 31, 2013 on an actual basis and on a pro forma basis to reflect our assumed sale of              units consisting of              shares of common stock together with warrants to purchase              shares of common stock in this offering at an assumed offering price of $         per unit, and the placement agent fees and estimated offering expenses payable by us.

You should read this capitalization table together with the financial statements and related notes that are incorporated by reference into this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and incorporated by reference into this prospectus.

	As of March 31, 2013
	Actual	Pro forma (1)
	(Unaudited, all amounts in thousands except per share data)
Cash	$4,582	$

Stockholder’s equity
Preferred stock, $0.01 par value, 15,000 shares authorized, actual and pro forma; none issued and outstanding, actual and pro forma	$—
Common stock, $0.01 par value; 100,000 shares authorized; 2,075 shares issued and outstanding, actual; and shares issued and outstanding, pro forma	21
Additional paid-in capital	231,673
Stock subscription receivable	(33)
Accumulated deficit	(227,312)

Total stockholders’ equity	4,349

Total capitalization	$4,349

(1)	A $0.50 increase (decrease) in the assumed aggregate public offering price of $ for each unit issued in this offering would increase (decrease) cash and cash equivalents, and total capitalization by $ million, assuming that the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.

The preceding table excludes 2,920,113 shares of common stock issuable upon the exercise of warrants outstanding as of July 26, 2013 at an exercise price of $3.40 per share, 11,719 shares of common stock issuable upon exercise of warrants outstanding as of July 26, 2013 at an exercise price of $504.00 per share, 1,083 shares of common stock issuable upon exercise of warrants outstanding as of July 26, 2013 at an exercise price of $657.60 per share, 200,137 shares of common stock issuable upon the exercise of options outstanding as of July 26, 2013 at a weighted average exercise price of $12.42 per share, 630,326 shares of common stock available for future issuance under our 2005 Stock Plan, and 923,866 shares of common stock issuable upon conversion of our Series A preferred stock as of July 26, 2013. The preceding table also excludes up to [            ] shares of common stock issuable upon the exercise of the warrants to be sold in this offering.

BUSINESS

We are a biopharmaceutical company primarily focused on the development of vascular disrupting agents, or VDAs, for the treatment of cancer. We are pursuing what we believe to be a cost-efficient, risk-mitigated development strategy. In the United States, we are pursuing collaborations with established pharmaceutical companies with products whose efficacy we believe can be enhanced by the addition of our lead product candidate, ZYBRESTAT®, and with non-profit research organizations such as the Gynecologic Oncology Group, or GOG, an organization dedicated to clinical research in the field of gynecologic cancer, for the treatment of advanced ovarian cancer. In the European Union, we are primarily focused on pursuing registration for ZYBRESTAT® for anaplastic thyroid cancer (ATC), a rare and highly aggressive cancer for which we have been granted orphan drug designation, through the European Union’s “exceptional circumstances” marketing authorization process. To date, we have observed ZYBRESTAT® to be well tolerated in over 400 patients and to have activity in a variety of indications including ovarian cancer and ATC.

Vascular Disrupting Agents: Background

According to Cancer Research UK, a non-profit cancer research organization in the United Kingdom, nearly 90% of all cancers are solid tumors that are dependent upon a continually evolving vascular supply for their growth and survival. Similarly, in the ophthalmology field, abnormal neovascularization characterizes a variety of ophthalmological diseases and conditions, including wet age-related macular degeneration, or AMD, and diabetic retinopathy.

Since 2004, a number of anti-angiogenic drugs, which refers to drugs that interfere with blood vessel growth, as described further in the table below, have been approved for a variety of cancer and ophthalmology indications, and development of approved anti-angiogenic drugs for new indications continues. Physician adoption of these first-generation anti-vascular drugs has been rapid and continues to accelerate.

While ZYBRESTAT® exerts a therapeutic effect similar to existing anti-angiogenic agents, depriving tumors (or, in the case of eye disease, ocular lesions) of blood supply, its mechanism of action is quite different. Consequently, we believe that our VDA drug candidates are second-generation anti-vascular drugs that are potentially complementary to, rather than directly competitive with, existing anti-angiogenic agents, a stance which is supported by the data we have gathered showing an improvement in patient outcomes when both agents are used in combination. In September 2006, we announced the publication of a research article in the journal Science that provided strong scientific evidence for combining VDAs with anti-angiogenic agents such as bevacizumab, a widely-used anti-angiogenic drug that acts by inhibiting VEGF, a pro-angiogenic growth factor. In this article, Professor Kerbel and Dr. Shaked from Sunnybrook Cancer Centre in Canada demonstrated that the combination of ZYBRESTAT® and an anti-angiogenic agent, an anti-VEGF-receptor antibody, had synergistic effects on tumors.

As illustrated in the table below, VDA and anti-angiogenic drugs act via different mechanisms to produce complementary biological and anti-vascular effects with mostly non-overlapping side effects. In preclinical studies, VDA plus anti-angiogenic drug combinations demonstrate robust and additive anti-tumor effects. Results from initial human clinical studies conducted by us with combinations of ZYBRESTAT® and AVASTIN® (bevacizumab), provide support and initial clinical validation for combining these agents to significantly increase clinical activity without significantly increasing side-effects.

	Anti-Angiogenic Drugs	ZYBRESTAT®	OXi4503
Molecule Characteristics	(bevacizumab, ranibizumab are monoclonal antibodies (MABs) Sorafenib, sunitinib, pegaptanib, pazopanib, cediranib, axitinib, etc. are small molecule tyrosine kinase inhibitors (TKIs)	CA4P, fosbretabulin, small molecule reversible inhibitor of tubulin polymerization	OXi4503, small molecule reversible inhibitor of tubulin polymerization Additionally forms cytotoxic metabolite (orthoquinone) via oxidation
Biological Effect	Continuously inhibit pro-angiogenic growth factor signaling (e.g., VEGF) to prevent formation and growth of new blood vessels throughout the tumor rim	Intermittently and reversibly occludes and collapses pre-existing abnormal tumor blood vessels that feed tumors	Like ZYBRESTAT. In addition, temporarily mobilizes hematopoietic and leukemic cells from the bone marrow
Target tissue	Promiscuous for all angiogenesis	Selective for abnormal vasculature characteristic of tumors and certain eye lesions	Like ZYBRESTAT. Makes leukemic cells mobilized from the bone marrow vulnerable for the effects of the orthoquinone metabolite
Mechanism	MABs bind to VEGF, thereby rendering it inactive TKIs inhibit downstream activities from the VEGF receptor	Selectively blocks formation of tumor vessel and other abnormal vessel tissue junctions by disrupting the cell junctional protein VE-cadherin	Like ZYBRESTAT. Additionally, orthoquinone metabolite has antiproliferative effect on leukemic cells
Plasma Half-life	MABs remain in circulation for days or weeks	ZYBRESTAT half-life is approximately 4 hours	4503 half-life is approximately 2 hours, 4503 metabolite half-life is approximately 20 hours
Rapidity of Effect	Weeks	Hours	Hours
Target	Tumor Rim	Tumor Core	Tumor core. Additionally, malignant cells of myeloid lineage
Side Effects	Chronic-chronic hypertension with long-term use; Acute-impairment in wound healing; Hemorrhage, hemoptysis, gastrointestinal perforation, proteinuria, nephrotic syndrome, thromboembolic events, etc.	Transient and manageable. Mostly hypertension, effectively controlled; Non-overlapping with anti-angiogenics; No cumulative toxicities alone or in combination	Transient and manageable. Mostly hypertension, effectively controlled; Effects on hematopoiesis and white blood cell counts

We believe our VDA drug candidates act on tumor blood vessels via two complementary mechanisms, tubulin depolymerization and disengagement of the junctional protein VE-cadherin, which cause shape change in tumor vascular endothelial cells, vessel occlusion and collapse, and the subsequent blockage of blood-flow to the tumor, which deprives it of oxygen and nutrients essential for survival.

In vitro studies have demonstrated that our VDA drug candidates act in a reversible fashion on a protein called tubulin inside newly-formed and growing endothelial cells, such as the vascular endothelial cells comprising tumor vasculature. By binding to the tubulin, ZYBRESTAT® is able to collapse the structural framework that maintains the cells’ flat shape. When this occurs, the shape of the cells changes from flat to round, initiating a cascade of events resulting in physical blockage of the blood vessels. The resulting shutdown in blood-flow then deprives tumor cells of the oxygen and nutrients necessary for maintenance and growth and also prevents tumor cells from being able to excrete toxic metabolic waste products. The consequence of the blockage is extensive tumor cell death, as demonstrated in animal studies and suggested in imaging studies of human patients treated with ZYBRESTAT® and OXi4503.

Preclinical research, published in the November 2005 issue of the Journal of Clinical Investigation, showed that ZYBRESTAT® also disrupts the molecular engagement of VE-cadherin, a junctional protein important for endothelial cell survival and function. The authors of the research article conclude that this effect only occurs in endothelial cells which lack contact with smooth muscle cells, a known feature of abnormal vasculature associated with tumors and other disease processes. The disengagement of VE-cadherin leads to endothelial cell detachment, which in turn, can cause permanent physical blockage of vessels.

Preclinical and clinical study results indicate that ZYBRESTAT® exerts anti-vascular effects rapidly, within hours of administration, and the half-life of the active form of ZYBRESTAT® in humans is approximately four hours. Because the half-life of the active form of ZYBRESTAT® is relatively short, the effects of ZYBRESTAT® on tubulin are reversible, and ZYBRESTAT® is typically administered no more frequently than once per week, the side-effects of ZYBRESTAT® are typically transient in nature, limited to the period of time following administration when the active form of ZYBRESTAT® is in the body in significant concentrations. This contrasts with drugs that interfere with blood vessel growth, known as anti-angiogenic agents, which are typically administered on a chronic basis so as to constantly maintain levels of drug in the body, exert their tumor blood-vessel growth inhibiting effects over days to weeks, and as a result can cause a variety of chronic side-effects that are not limited to the immediate period following administration.

In contrast with anti-angiogenic agents, which can cause a variety of chronic side-effects, side-effects associated with ZYBRESTAT® are typically transient and manageable. The most frequent ZYBRESTAT® side-effects include infusion-related side effects such as nausea, vomiting, headache and fatigue, and tumor pain, which is consistent with the drug’s mechanism-of-action. Like approved anti-angiogenic drugs, ZYBRESTAT® also exhibits cardiovascular effects, which in the majority of patients are mild and transient in nature. Approximately 10-20% of patients treated with ZYBRESTAT® experience clinically-significant and transient hypertension that can be readily managed and prevented after initial occurrence with straightforward oral anti-hypertensive therapy. In an analysis undertaken by us, the incidence of serious cardiovascular side-effects such as angina and myocardial ischemia observed across all studies to date (including early studies in which hypertension management and prevention was not employed) was less than 3%, a frequency comparable to that reported with approved anti-angiogenic agents such as bevacizumab, sunitinib and sorafenib.

ZYBRESTAT® Development Program

Our lead compound, ZYBRESTAT®, is a reversible tubulin binding agent that selectively targets the endothelial cells that make up the blood vessel walls in most solid tumors and causes them to swell, obstructing the flow of blood and starving the tumor of vital nutrients including oxygen. This deprivation, also known as tumor hypoxia, results in rapid downstream tumor cell death.

Ovarian Cancer

Ovarian cancer is a relatively rare form of cancer affecting approximately 22,000 women in the U.S. each year that begins in the ovaries and, because there are no mainstream screening tests, often spreads to the pelvis and abdomen prior to detection, resulting in a relatively poor prognosis. In fact, more than 60% of women diagnosed with ovarian cancer are in stage III or IV, making it difficult to treat and often fatal, with a five-year survival rate of 47% -- a rate which is largely unchanged since the 1990s. There are relatively few cancer therapies that have been approved for the treatment of ovarian cancer, including carboplatin and cisplatin, doxorubicin, and Taxol® (paclitaxel). Due to the unmet need in the treatment of ovarian cancer and the small size of the indication, we have been granted an orphan drug designation in both the U.S. and Europe for the use of ZYBRESTAT® in the treatment of ovarian cancer.

We are pursuing multiple routes to approval in ovarian cancer, as follows:

ZYBRESTAT® in combination with AVASTIN® (bevacizumab)

Genentech / Roche’s AVASTIN® (bevacizumab) is an anti-vascular endothelial growth factor (VEGF) monoclonal antibody that is currently FDA-approved for the treatment of a variety of solid tumor indications, but not including ovarian cancer. We believe that using ZYBRESTAT® in combination with AVASTIN® (bevacizumab) may provide a clinically active yet potentially better tolerated alternative to the current standard of care for relapsed ovarian cancer, cytotoxic chemotherapy.

Currently, a randomized, two-arm Phase 2 trial comparing AVASTIN® (bevacizumab) alone with AVASTIN® (bevacizumab) plus ZYBRESTAT® in patients with relapsed ovarian cancer is ongoing. The trial is being conducted by the GOG under the sponsorship of the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI. As of the date of this prospectus, the study has met its enrollment goal with 107 patients at more than 80 clinical sites in the United States participating in the study.

Patients are treated until disease progression or adverse effects prohibit further therapy. The primary endpoint of the Phase 2 trial is progression-free survival and the trial is designed to detect a level of reduction in the hazard ratio of Arm 2 to Arm 1 of 37.5%. This result is comparable to an increase of 50% to 65% in the cumulative proportion of patients alive and progression-free at 5 months in the arm treated with ZYBRESTAT® plus AVASTIN. Secondary endpoints include safety, overall survival and objective responses by treatment. If this trial is completed and is clinically successful in terms of slowing tumor progression, we believe that this combination of vascular targeting agents, without the use of cytotoxic chemotherapy agents—and their often significant side effects—could provide a potentially better tolerated alternative for the treatment of recurrent ovarian cancer patients.

In August 2012, we announced that a pre-specified interim safety analysis of 25 patients in this trial indicated that only one of these patients had suffered a protocol-specified serious adverse event in the trial to date, and therefore it was recommended that the trial continue to full enrollment. In February 2013, we announced the results of the second and final scheduled interim toxicity analysis based on the safety review of the first 53 evaluable patients who completed four months of therapy. The results were that there were no additional protocol-specified serious adverse events seen during this review, and that the study would continue to full enrollment.

An interim futility analysis of this Phase 2 trial was performed in the second quarter of 2013. The original purpose of the analysis was to consider early study closure to limit patient exposure in the event that the experimental regimen was deemed futile (i.e., unlikely to be declared more effective than the reference regimen at the end of the study). Since the study had completed patient accrual, the analysis was conducted for possible study termination due primarily to toxicities. It was confirmed that the trial is going to continue to its pre-specified endpoint, which is based on progression-free survival. We anticipate that preliminary data from the completed trial will be available in the first half of 2014. If the outcome of the study is positive and the statistical endpoints are met, our plan would be to request an end-of-Phase-2 meeting with FDA and, assuming that meeting leads to a pivotal registration trial, we could potentially file a new drug application in 2017 and subsequently receive regulatory approval in relapsed ovarian cancer in 2018.

Importantly, this trial, also known as GOG0186I, is being supported by a variety of collaborators including Genentech / Roche, which manufactures and markets AVASTIN® (bevacizumab), as well as the GOG, and its sponsor, the Cancer Therapy Evaluation Program (CTEP) of the NCI. As CTEP is bearing the majority of the clinical trial costs, our ongoing expenses related to this trial are primarily related to manufacturing sufficient quantities of ZYBRESTAT®.

With additional funding, we plan to conduct two additional clinical studies in advanced ovarian cancer that we believe would further demonstrate ZYBRESTAT®’s potential as a leading adjunctive cancer therapy, as follows:

ZYBRESTAT® in combination with VOTRIENT® (pazopanib)

GlaxoSmithKline (GSK)’s VOTRIENT® (pazopanib) is an anti-angiogenic oral tyrosine kinase inhibitor that is currently FDA-approved for renal cell carcinoma (RCC) and soft tissue sarcoma (STS), and with compelling early clinical data in the treatment of relapsed ovarian cancer. We believe that using ZYBRESTAT® in combination with VOTRIENT® (pazopanib) may provide a clinically active yet potentially better tolerated alternative to the current standard of care for relapsed ovarian cancer, cytotoxic chemotherapy.

We intend to collaborate with a non-profit in the design of a randomized, two-arm Phase 2 trial of approximately 120 patients in the United States, European Union or Eastern Europe comparing VOTRIENT® (pazopanib) with VOTRIENT® (pazopanib) plus ZYBRESTAT® in patients with relapsed ovarian cancer. The primary endpoint of the trial would be progression-free survival (PFS), and secondary endpoints would include safety, overall survival (OS), objective response rate, and CA125 response rate.

As in our combination therapy trial with AVASTIN® (bevacizumab), we believe that there are potential collaborators that may help offset costs associated with this trial, including a non-profit cancer research organization and, potentially, GlaxoSmithKline.

ZYBRESTAT® in combination with TAXOL® (paclitaxel)

TAXOL® (paclitaxel) is a chemotherapy agent used to treat patients with a variety of solid tumors, including lung, ovarian, breast, head and neck cancers. We believe that using ZYBRESTAT® in combination with TAXOL® (paclitaxel) may demonstrate how adjunctive therapy with ZYBRESTAT® could improve standard of care and improve patient outcomes in certain patients with advanced ovarian cancer.

We are planning to conduct a randomized, two-arm Phase 2 trial of approximately 120 patients in the United States, European Union or Eastern Europe comparing weekly dosing of TAXOL® (paclitaxel) with weekly TAXOL® (paclitaxel) plus ZYBRESTAT® in patients with relapsed ovarian cancer. The primary endpoint of the trial would be progression-free survival (PFS), and secondary endpoints would include safety, overall survival (OS), objective response rate, and CA125 response rate.

As in our combination therapy trial with AVASTIN® (bevacizumab), we believe that there are potential collaborators that may help offset costs associated with trial, including one or more non-profit cancer research organizations.

We believe that these three clinical trials, one ongoing and two planned subject to funding, will provide us with multiple clinical strategies for the potential commercialization of ZYBRESTAT® in advanced ovarian cancer.

Background in Ovarian Cancer Clinical Trials

On June 15, 2012, British clinical investigators published results from a Phase 1 study in solid tumors in the journal Clinical Cancer Research, using a combination of ZYBRESTAT® with AVASTIN® (bevacizumab), an anti-vascular endothelial growth factor (VEGF) monoclonal antibody, without cytotoxic chemotherapy. The investigators observed disease stabilization in 9 of 14 treated patients, and a partial response lasting over one year in one patient with ovarian cancer, based on CA125 tumor marker levels. The investigators also observed that functional imaging of the tumors at baseline and after cycle 1 showed longer profound vascular changes and blood-flow shutdown when AVASTIN® (bevacizumab) was added to the ZYBRESTAT® treatment regimen, demonstrating the complementary therapeutic effect of ZYBRESTAT® and AVASTIN® (bevacizumab) on the tumor vasculature and serving as the basis for our ongoing Phase 2 clinical trial of ZYBRESTAT® in combination with AVASTIN® (bevacizumab) in the treatment of advanced ovarian cancer.

Similarly encouraging results have been observed using ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel) in patients with platinum-resistant ovarian cancer. Final results from a Phase 2 study conducted by the Mount Vernon Cancer Centre in the United Kingdom were published in the January 2011 issue of Annals of Oncology. This Phase 2 study of 44 patients with platinum-resistant ovarian cancer showed a 25% response rate and an additional 11% unconfirmed response rate, suggesting that patient outcomes could be substantially improved by using ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel) in patients with platinum-resistant ovarian cancer.

Anaplastic Thyroid Cancer, or ATC

Anaplastic thyroid cancer (ATC) is a rare, but particularly aggressive form of thyroid cancer that is resistant to mainstream cancer therapies and that has a particularly grim prognosis, with a median survival from diagnosis of 3-4 months and a one-year survival rate of less than 10%. There are approximately 1,000 new cases of ATC reported annually in the United States and Europe, and 3,800 new cases annually worldwide. Due to an unmet need in the treatment of ATC and the small size of the indication, we have been granted an orphan drug designation by both the FDA and European Medicines Agency (EMA) for the use of ZYBRESTAT® in the treatment of ATC.

While the FDA has asked that we conduct one or more large pivotal trials to obtain regulatory approval for ZYBRESTAT® in ATC in the United States, which we believe would be prohibitively expensive for such a rare indication, the European Union has alternative pathways for potential approval of drugs that are designed to treat life-threatening, extremely rare, orphan diseases such as ATC. These include the possibility of a special marketing approval under “exceptional circumstances”, known as an MAA, in the case of therapies that address urgent, unmet medical needs. We received feedback from two reviewing countries in March 2013 and the Scientific Advice Working Party, or SAWP, of the European Medicines Agency, or EMA, in July 2013, on our plan to submit an MAA for ZYBRESTAT® in ATC. We intend to address and incorporate this feedback into our MAA filing, and we believe that it is possible that we could obtain an MAA for the use of ZYBRESTAT® in the treatment of ATC with the existing clinical data that we have. Based on the latest guidance received from the SAWP, we currently anticipate a 2015 MAA filing and a possible subsequent 2016 authorization. If we are successful in obtaining an MAA for ZYBRESTAT® in the treatment of ATC, we believe that this could lead to similar authorizations in other countries such as Japan, South Korea, China, or Canada (but not in the United States).

The unmet medical need of ATC patients in Europe is further addressed by a “compassionate use” distribution agreement that has been in place since December 2011 with Azanta Danmark A/S, or Azanta, which currently provides access to ZYBRESTAT® for the treatment of patients with ATC on a compassionate use basis in the European Union, including the Nordic countries and Switzerland, Canada, Israel and South Korea. For additional details, please refer to “ - Research and Development and Collaborative Arrangements.”

Background in ATC

Phase 1 and 2 clinical data that we have gathered thus far suggests that ZYBRESTAT® could significantly improve outcomes in patients with ATC.

In a Phase 2/3 clinical trial of ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel) in the treatment of ATC, also known as the FACT (fosbretabulin in anaplastic cancer of the thyroid) trial, conducted between July 2007 and February 2010 in 80 patients at 40 sites in 11 countries, we demonstrated a meaningful, although not statistically significant, improvement in overall survival (OS), the primary endpoint. More specifically, the FACT trial showed a median overall survival, or OS, time of 5.2 months for patients receiving both chemotherapy and ZYBRESTAT® compared to 4.0 months for patients receiving chemotherapy alone, equating to a 28% reduction in the risk of death. Put differently, patients treated with both chemotherapy and ZYBRESTAT® had a 48% and 26% likelihood of being alive at six months and one year, respectively, versus only 35% and 9% for patients treated with chemotherapy alone. As in prior studies, ZYBRESTAT® appeared to be well tolerated.

Results from the FACT trial were subsequently presented at the 2010 American Society of Clinical Oncology, or ASCO, meeting and at the 2010 European Society for Medical Oncology, or ESMO, meeting. The results were also published in peer-reviewed scientific journals, including, most recently, Thyroid.

Due to the rarity of the disease and the fact that many of the patients screened for the study either did not meet the trial’s inclusion criteria, progressed rapidly or died, we experienced significant difficulties meeting our original 18-month, 180-patient enrollment goal and instead chose to discontinue enrollment after enrolling 80 patients.

In March 2011, we met with the FDA to discuss the results from the FACT trial and received guidance that our data suggested possible clinical activity that may warrant continued development. The FDA indicated that to seek regulatory approval, we needed to conduct an additional clinical trial with a survival endpoint. We subsequently developed a pivotal Phase 3 protocol for the use of ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel) in the treatment of ATC which we submitted to the FDA under a Special Protocol Assessment, or SPA.

In September 2012, we reached agreement with the FDA regarding this SPA for what we refer to as the FACT 2 trial, which required enrolling 300 patients with ATC –a significant hurdle given that there are only about 1,000 patients diagnosed annually with ATC in the United States.

While we believe that a positive FACT 2 trial would be sufficient to obtain regulatory approval in both the United States and the European Union for the use of ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel) in the treatment of ATC, we believe that such a trial is cost-prohibitive. Consequently, we believe that our current strategy of pursuing an “exceptional circumstances” marketing authorization in the European Union is the most cost-efficient, risk-mitigated strategy to get ZYBRESTAT® approved in this indication.

Our Phase 2 data is supported by data gathered in earlier Phase 1 studies, in which clinical investigators observed several objective responses in patients treated with ZYBRESTAT® in combination with Paraplatin® (carboplatin) and Taxol® (paclitaxel), including a complete response lasting more than 13 years.

Carcinoid Syndrome

Carcinoid syndrome refers to an array of symptoms, such as flushing, diarrhea and, less frequently, constricted bronchial tubes and heart failure, that occur secondary to carcinoid tumors in approximately 5% of patients. These symptoms are caused by overproduction of biologically active substances such as serotonin and kallikrein, that are released directly into systemic circulation, and are not degraded in the liver. While drug treatment with somatostatin analogues helps to control the symptoms of carcinoid syndrome, patients who are or become unresponsive to somatostatin have limited therapeutic options, and we believe that treatment with ZYBRESTAT® may improve outcomes for these patients. Approximately 14,000 people in the United States are diagnosed with carcinoid syndrome each year.

In June 2012, we announced the establishment of an exclusive, worldwide licensing agreement with Angiogene Pharmaceuticals Ltd., a U.K.-based drug development company that had previously been developing a competing VDA, for intellectual property covering the use of VDAs in treatment of symptoms related to carcinoid syndrome and other neuroendocrine tumors. We enhanced this intellectual property with data collected from various preclinical studies of ZYBRESTAT®, some of which are ongoing. Assuming positive results and sufficient financial resources, we are considering launching a Phase 1b/2a clinical program in carcinoid syndrome, although we view ovarian cancer as a more immediate priority.

Ophthalmic Indications

In addition to developing ZYBRESTAT® as an intravenously administered therapy for a number of solid tumor indications, we believe that ZYBRESTAT® may also be useful as a therapy for a variety of ophthalmological diseases and conditions such as wet age-related macular degeneration (AMD) and diabetic retinopathy that are characterized by abnormal blood vessel growth within the eye that result in loss of vision, many of which are currently treated with anti-vascular endothelial growth factor (VEGF) therapies. While this program is not an immediate priority, we are actively seeking one or more potential development and commercialization partners with expertise in ophthalmology that would allow us to leverage our existing assets and move forward.

OXi4503 Development Program

In addition to pursuing development of ZYBRESTAT®, we are also pursuing the development of a second product candidate, OXi4503, a novel second-generation, dual-mechanism VDA, which not only has been shown to reduce tumor blood flow but which also forms an antiproliferative metabolite.

We believe that this dual mechanism differentiates OXi4503 from other VDAs and may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on preclinical data, we believe that OXi4503 may be particularly active in hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage, all of which have relatively high levels of the enzymes that facilitate the conversion of OXi4503 into a chemical that directly kills tumor cells. Similar to ZYBRESTAT®, OXi4503 has shown potent anti-tumor activity in preclinical studies of solid tumors and acute myelogenous leukemia, both as a single agent and in combination with other cancer therapies.

Our current development program for OXi4503 is as follows:

Acute Myelogenous Leukemia, or AML

AML is a relatively rare cancer of the myeloid blood cells, with approximately 10,500 new cases each year in the United States and accounting for approximately 1.2% of cancer deaths. AML is characterized by the rapid growth of abnormal white blood cells that pollute bone marrow and interfere with the production of normal blood cells. Due to an unmet need in the treatment of AML and the small size of the indication, we have been granted orphan drug designation in the United States for the use of OXi4503 in the treatment of AML.

As noted previously, OXi4503 has demonstrated potent activity against AML in animal models, and these results were published in the journal Blood in September 2010. Shortly thereafter, we entered into a clinical trial agreement with the University of Florida related to an investigator-sponsored Phase 1 study of OXi4503 in up to

36 patients with AML or myelodysplastic syndrome, or MDS, which trial was subsequently initiated in May 2011. As the University of Florida and a non-profit research organization, The Leukemia & Lymphoma Society’s Therapy Acceleration Program, is covering the majority of the costs of this trial, our ongoing expenses related to this trial are primarily related to manufacturing sufficient quantities of OXi4503.

In December 2012, the investigators at the University of Florida presented compelling data from this Phase 1 study at the 2012 annual meeting of the American Society of Hematology (ASH) in Atlanta, Georgia, indicating that OXi4503 was active, generating responses in patients, and had a manageable safety profile. More specifically, results from five initial patients with refractory AML enrolled between May 2011 and August 2012 revealed an increase in plasma LDH and uric acid levels by at least two-fold within hours after OXi4503 infusions, suggesting leukemia cell destruction. Adverse events attributable to OXi4503 infusion included bone pain, fever, anemia and thrombocytopenia, as well as hypertension, the latter of which was readily manageable.

This open-label, dose-escalating study for the treatment of up to 36 patients will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. New patients are continuing to be enrolled in this study. As of August 2, 2013, 11 patients have been enrolled into this study, and a maximum tolerated dose has not been observed.

We believe that OXi4503 is differentiated from other VDAs by its dual-action activity, in addition to having potent vascular disrupting effects, OXi4503 is unique in that certain enzymes in the human body can help convert it to a form of chemical that has direct tumor cell killing effects. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of the enzymes that facilitate the conversion of OXi4503 to the form of chemical that kills tumor cells. These tumor types include hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage. In preclinical studies, OXi4503 has shown potent anti-tumor activity in solid tumors and acute myelogenous leukemia models, both as a single agent and in combination with other cancer treatment modalities.

Based on the results of preclinical studies published in the journal Blood in September 2010 that show OXi4503 has potent activity against AML in animal models, we entered into a clinical trial agreement pursuant to which investigators at the University of Florida initiated an investigator sponsored Phase 1 study of OXi4503 in patients with AML or MDS in May 2011. Our ongoing expenses related to this trial are primarily related to manufacturing sufficient quantities of OXi4503.

In December 2012, the investigators at the University of Florida presented data from this Phase 1 study at the 2012 annual meeting of the American Society of Hematology in Atlanta, Georgia. The clinical data, which was presented as an online abstract, showed responses and a manageable safety profile in this first-in-man trial of a VDA in AML. Results were presented on 5 initial patients with refractory AML enrolled between May, 2011 and August, 2012. Adverse events attributable to OXi4503 infusion included bone pain, fever, anemia and thrombocytopenia. Hypertension was manageable and plasma LDH and uric acid increased by at least two-fold within hours after OXi4503 infusions, suggesting leukemia cell destruction.

Collaborative Research and Development Arrangements

Our strategy is to develop innovative therapeutics for oncology and to leverage our drug candidates and technology in the field of ophthalmology. Our principal focus is to advance the clinical development and commercialization of our drug candidates ZYBRESTAT® and OXi4503 and to identify new preclinical candidates that are complementary to our VDAs. To advance our strategy, we have established relationships with universities, research organizations and other institutions in these fields.

We intend to continue to rely on these relationships, rather than expand our in-house research and development staff. In general, these programs are created, developed and controlled by our internal management.

Currently, we have collaborative agreements and arrangements with a number of institutions in the United States and abroad, which we utilize to perform the day-to-day activities associated with drug development. Collaborations are ongoing with a variety of university and research institutions, including the following:

•	Baylor University, Waco, Texas

•	UT Southwestern, Texas

•	University of Oxford, Oxford, United Kingdom

•	University College London, London, United Kingdom

•	Gynecologic Oncology Group, or GOG, and the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI.

•	Institute for Cancer Research UK

•	University of Florida

•	Azanta Danmark A/S

In December 2011, we established a distribution agreement with Azanta Danmark A/S, or Azanta, to provide access to ZYBRESTAT® for the treatment of patients with ATC on a compassionate use basis in certain specified territories. This agreement was expanded to include additional territories in August 2012 also for treatment on a compassionate use basis. The specified territories include the European Union, including the Nordic countries and Switzerland, Canada, Israel and South Korea. This program, which is managed by Azanta, provides a regulatory mechanism to allow healthcare professionals in the specified territories to prescribe ZYBRESTAT® to individual ATC patients while it is still in development. Under the terms of the agreement, we provide ZYBRESTAT® to Azanta, and Azanta serves as our exclusive distributor for ZYBRESTAT® in the specified territories for this purpose. Azanta provides ZYBRESTAT® to physicians solely to treat ATC on a compassionate use basis in the specified territories until such time as ZYBRESTAT® may obtain marketing approval in that territory. The agreement may be further expanded to include other countries on a country-by-country basis. Azanta is responsible for all regulatory activities necessary to distribute and sell ZYBRESTAT® on a compassionate use basis for the treatment of ATC within the specified territories. There is no transfer of ownership of intellectual property rights for ZYBRESTAT® to Azanta under the terms of the agreement.

We have secured a technology license from Arizona State University, or ASU. The ASU license is an exclusive, world-wide, royalty-bearing license for commercial development, use and sale of products or services covered by certain patent rights to particular combretastatins, including among others, ZYBRESTAT® ® and OXi4503. Combretastatins were originally isolated from the bark of the South African Bush Willow tree by researchers from Arizona State University but are now created by synthetic means and have tubulin-dependent anti-vascular and antiproliferative properties. Under the ASU license, we have the right to grant sublicenses. ASU is entitled to single-digit royalty and milestone payments under the license agreement. We bear the costs of preparing, filing, prosecuting and maintaining all patent applications under the ASU license. Under the license agreement, we have agreed to diligently proceed with the development, manufacture and sale of products using the licensed technology. ASU has the first responsibility of enforcing patents under the license agreement. Either party may terminate the license agreement upon material default or bankruptcy of the other party. In addition, we may terminate the agreement by either (i) determining that filing for regulatory approval is not warranted by the clinical testing date or (ii) by providing two months written notice of our intent to terminate the agreement. Payments made to ASU to date have amounted to $2,500,000. The agreement remains in force until the expiration of the last to expire patent subject to the ASU license.

Under a sponsored research agreement with Baylor University, we are pursuing discovery and development of additional novel, small-molecule therapeutics for the treatment of cancer, including small-molecule cathepsin-L inhibitors and hypoxia-activated VDAs. Cathepsin-L is an enzyme involved in protein degradation and has been shown to be closely involved in the processes of angiogenesis and metastasis. Small molecule inhibitors may have the potential to slow tumor growth and metastasis in a manner we believe could be complementary with our VDA therapeutics. We believe that our hypoxia-activated VDAs could serve as line-extension products to ZYBRESTAT® and/or OXi4503. We also have a an exclusive license from Baylor University to all novel compositions developed for the treatment of vascular disorders, inflammation, parasitic diseases and infections, fungal diseases and infections and/or cancer. We have the right to grant sublicenses under the Baylor license. The agreement with Baylor stipulates that low-single-digit royalties will be paid by us should sales be generated through use of Baylor’s compounds. Further, commencing in the first year that we provide no research funding to Baylor University we must pay a minimum annual royalty payment of $40,000. We are not required to pay Baylor for use of Baylor’s compounds other than pursuant to this royalty arrangement. We are entitled to file, prosecute and maintain patent applications on products for which we have a license under this agreement. We have made a one-time payment of $50,000 for the licensing fee that was used as a credit against research expenses generated by Baylor. Either party may terminate the license agreement upon material default of the other party. The term of the license shall end upon the expiration of the licensed patents. The latest U.S. patent licensed under this agreement is scheduled to expire in June 2030.

We also have an exclusive, world-wide, royalty-bearing license from Bristol-Myers Squibb, or BMS, for commercial development, use and sale of products or services covered by certain patent rights to particular combretastatins, including among others, ZYBRESTAT®. Under the BMS license, we have the right to grant sublicenses. Under the license agreement, BMS is entitled to low-single-digit royalty payments for all commercial sales plus any remuneration OXiGENE receives for sale of ZYBRESTAT® under named patient or compassionate use programs. All licensing fees and milestone payments under the license agreement, in the aggregate amount of $1,080,000, have been paid. We bear the costs of preparing, filing, prosecuting and maintaining all patent applications under the BMS license and have a right, but not a duty, of enforcing patents covered by the license. Either party may terminate the license upon material default of the other party. The term of the license shall end upon the expiration of the licensed patents. The latest United States patent licensed under this agreement is scheduled to expire in December 2021, excluding a patent term extension available under the Hatch-Waxman Act.

REGULATORY MATTERS

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by FDA through the new drug application, or NDA, process before they may be legally marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusal of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Preclinical testing continues even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of qualified investigators in accordance with Good Clinical Practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and efficacy in Phase 2 and 3 clinical trials.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminary efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

During the development of a new drug, sponsors may, under certain circumstances request a special protocol assessment, or SPA, from the FDA. For example, a sponsor may request an SPA of a protocol for a clinical trial that will form the primary basis of an efficacy claim in an NDA. The request, which must be made prior to commencing the trial, must include the proposed protocol and protocol-specific questions that the sponsor would like the FDA to answer regarding the protocol design, study goals and data analysis for the proposed investigation. After receiving the request, the FDA will consider whether the submission is appropriate for an SPA. If an SPA is appropriate, the FDA will base its assessment on the questions posed by the sponsor. Comments from the FDA review team are supposed to be sent to the sponsor within 45 calendar days of receipt of the request. The sponsor may request a meeting to discuss the comments and any remaining issues and uncertainties regarding the protocol. If the sponsor and the FDA reach agreement regarding the protocol, the agreement will be documented and made part of the administrative record. This agreement may not be changed by the sponsor or the FDA after the trial begins, except (1) with the written agreement of the sponsor and the FDA or (2) if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. IND Safety Reports must be submitted to the FDA, IRBs and the investigators for (a) any suspected adverse reaction that is both serious and unexpected; (b) any findings from epidemiological studies, pooled analysis of multiple studies, or clinical studies (other than those already reported in (a); (c) any findings from animal or in vitro testing, whether or not conducted by the sponsor, that suggest a significant risk in humans exposed to the drug, such as reports of mutagenicity, teratogenicity, or carcinogenicity or reports of significant organ toxicity at or near the expected human exposure; and (d) any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances, which may include orphan drug status and the first NDA application for a company.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue a complete response letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

In the European Union and Japan, orphan drug exclusivity regulations provide for 10 years of marketing exclusivity for orphan drugs that are approved for the treatment of rare diseases or conditions.

ZYBRESTAT® has received orphan drug status in the United States and the European Union for the treatment of ovarian cancer, anaplastic, medullary, Stage IV papillary and Stage IV follicular thyroid cancers. We also have orphan drug status in the United States for our product candidate OXi4503 for the treatment of AML.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, we cannot be sure that the FDA will not later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Drugs that receive an accelerated approval may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect of a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials.

The FDA has granted Fast Track designation to ZYBRESTAT® for the treatment of regionally advanced and/or metastatic ATC.

Foreign Regulation

Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, including additional clinical trials that may be required, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product.

In Europe, marketing authorizations may be submitted through a centralized, a decentralized or mutual recognition procedure. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all European Union members’ states.

The centralized procedure is also mandatory for cancer indications and orphan drug products. Based on these requirements, the centralized procedure would be used for OXiGENE products for ATC or for ovarian cancer indications.

In Europe, alternative pathways for marketing approval include conditional approval or approval under exceptional circumstances. These pathways are available for drugs to treat serious or debilitating diseases and/or orphan drugs. Both conditional approval and approval under exceptional circumstances require a positive risk/benefit balance. Under conditional approval it is expected that additional clinical studies would support the lack of comprehensive clinical data provided at the time of the filing. Approval under exceptional circumstances is possible when the indication is so rare that the applicant cannot reasonably be expected to provide comprehensive clinical data.

We are currently pursuing a filing for a marketing authorization, or MAA, in the EU with ZYBRESTAT® for the treatment of ATC under exceptional circumstances. As part of this process, we solicited and received feedback from the Scientific Advice Working Party, or SAWP, of the European Medicines Agency, or EMA, in July 2013, including input regarding the data that would be necessary to support an MAA filing in Europe under exceptional circumstances. We believe we can address and incorporate this feedback into our filing using existing data from previous completed clinical trials of ZYBRESTAT® in ATC, and we hope to make this filing in 2015. This approval, if obtained, might enable potential subsequent filings in Japan, South Korea, China, Canada and other countries outside of the United States.

PATENTS AND PROPRIETARY RIGHTS

We actively seek to protect the proprietary technology that we consider important to our business, including chemical species, compositions and forms, their methods of use and processes for their manufacture, in the United States and other jurisdictions internationally that we consider key pharmaceutical markets. We also rely upon trade secrets and contracts to protect our proprietary information.

As of July 22, 2013, we were the exclusive licensee, sole assignee or co-assignee of thirty (30) granted U.S. patents, seven (7) pending U.S. patent applications, two pending Patent Cooperation Treaty international patent applications and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. Our policy is to file U.S. and foreign patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. We also intend to rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. We seek protection, in part, through confidentiality and proprietary information agreements.

We consider the following U.S. patents owned by or exclusively licensed to us to be particularly important to the protection of our most advanced product candidates.

Product Candidate	Patent Scope	Patent Expiration
ZYBRESTAT®*	Methods of modulating tumor growth or metastasis by administration of combretastatin A-4 phosphate and paclitaxel	December 2021

	Lyophilized or crystalline combretastatin A-4 phosphate tromethamine	September 2021

OXi4503**	Composition of matter for OXi4503 (combretastatin-A1-disodium-phosphate (OXi4503) pro-drug)	October 2021

*	In-licensed from Bristol-Myers Squibb
**	In-licensed from Arizona State University

In addition to these patents, for some of our product candidates, we have patents and/or applications that cover a particular form or composition, use for a particular indication, use as part of combination therapy or method of preparation or use, as well as other pending patent applications. These issued patents, including any patents that issue from pending applications, could provide additional or a longer period of protection. We also have patent applications pending that seek equivalent or substantially comparable protection for our product candidates in jurisdictions internationally that we consider key pharmaceutical markets.

The patent expiration dates referenced above do not reflect any potential patent term extension that we may receive under the federal Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act. The Hatch-Waxman Act generally permits a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half of the time between the effective date of an investigational new drug application, or IND, and the submission date of a new drug application, or NDA, plus the time between the submission date and approval date of an NDA. Only one patent applicable to an approved drug is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extension.

COMPETITION

The industry in which we are engaged is characterized by rapidly evolving technology and intense competition. Our competitors include, among others, major pharmaceutical, biopharmaceutical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours. In addition, many of the small companies that compete with us have also formed collaborative relationships with large, established companies to support research, development, clinical trials and commercialization of products that may be competitive with ours. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures or other collaborations.

We are aware of a limited number of companies involved in the development of VDAs. Such companies include Bionomics, Epicept, Nereus and MediciNova, all of which have VDAs that we believe are at an earlier or similar stage of clinical development than our lead drug candidate, ZYBRESTAT®.

We expect that, if any of our products gain regulatory approval for sale, they will compete primarily on the basis of product efficacy, safety, patient convenience, reliability, price and patent protection. Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products and implement joint ventures or other alliances with large pharmaceutical companies in order to jointly market and manufacture our products.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common stock as of July 26, 2013, for (a) our named executive officers, (b) our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of July 26, 2013 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, we believe that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 2,638,833 shares of common stock outstanding on July 26, 2013.

	Number of Shares Beneficially Owned and Nature of Ownership	Percent of Class
David Chaplin (1) (2)	17,326	*
Tamar Howson (3)	20,361	*
David Johnson (4)	—
Peter Langecker (5)	26,359	*
Gerald McMahon (6)	19,165	*
Barbara Riching (7)	1,875	*
William Schwieterman (8)	23,957	*
All current directors and executive officers as a group (7 persons)	109,043	4.0%

*	Less than 1%.
(1)	Mr. Chaplin became a member of our Board of Directors in January 2013.
(2)	Includes options to purchase 16,320 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).
(3)	Includes options to purchase 11,601 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).
(4)	Mr. Johnson served as our Chief Financial Officer until July 2012.
(5)	Includes options to purchase 21,359 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).
(6)	Includes options to purchase 7,985 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).
(7)	Includes options to purchase 1,875 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).
(8)	Includes options to purchase 23,210 shares of common stock, which are exercisable within 60 days of July 26, 2013 (September 24, 2013).

As of July 26, 2013, the following is the only entity known to us to be the beneficial owner of more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned and Nature of Ownership	Percent of Class
Entities and Persons affiliated with Sabby Management, LLC (1)	263,619	9.99

(1)	Shares are beneficially owned by Sabby Healthcare Volatility Master Fund, Ltd., c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007,Cayman Islands; Sabby Volatility Warrant Master Fund, Ltd., c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands; Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458; and Hal Mintz, c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458; each of Sabby Healthcare Volatility Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz may be deemed to share the right to direct the voting and dispositive control over the securities held by the other entities and persons affiliated with Sabby Management, LLC. This shareholder has indicated that Hal Mintz has voting and investment power over the shares held by it. This shareholder has also indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC, and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.

The determination that there were no other persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with respect to us since the beginning of the past fiscal year with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.

TRANSACTIONS WITH RELATED PERSONS

We did not engage in any related person transactions during the years ended December 31, 2012, 2011, and 2010. Pursuant to our audit committee charter, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us has or will have a direct or indirect material interest.

DESCRIPTION OF SECURITIES

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which the prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Our authorized capital stock consists of 70,000,000 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of July 26, 2013, we had outstanding 2,638,833 shares of our common stock and 3,354 shares of our Series A convertible preferred stock. At that date, we also had an aggregate of 200,137 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our stock incentive plans, an aggregate of 923,866 shares of common stock reserved for issuance upon conversion of our Series A convertible preferred stock, and an aggregate of 2,932,916 shares of common stock reserved for issuance upon the exercise of outstanding warrants to purchase common stock.

Common Stock

Each holder of record of our common stock is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Holders of common stock are entitled to any dividend declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock.

Preferred Stock

The following summary of certain provisions of our preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation, as amended, and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with conversion rights which could adversely affect the holders of shares of our common stock.

On April 10, 2013, we entered into a Securities Purchase Agreement with certain institutional investors, pursuant to which we agreed to sell, in a private placement, an aggregate of 5,000 shares of our zero coupon Series A convertible preferred stock, par value $0.01 per share, Series A Warrants to purchase shares of common stock, and Series B Warrants to purchase shares of common stock, for an aggregate purchase price of $5,000,000. The Series A preferred stock does not have a dividend right, nor does it have any preferences over the common stock, including liquidation rights. Subject to certain ownership limitations, shares of Series A preferred stock were initially convertible, at the option of the holder, into an aggregate of up to 1.38 million shares of common stock, and the warrants are exercisable to purchase an aggregate of approximately 2.76 million shares of common stock. Each Series A Warrant has an exercise price of $3.40 per share, and each Series B Warrant has an exercise price of $3.40 per share. The Series A Warrants are immediately exercisable and expire five years after issuance, and the Series B Warrants are immediately exercisable and expire two years after issuance.

Unit Warrants to be Sold in this Offering

In connection with this offering, we will issue warrants to purchase up to shares of our common stock (not including the warrants to be issued to the placement agent). Each warrant entitles the holder to purchase at any time during the period commencing 180 days after the date of this offering until the date that is              years following the closing date of the offering,              share(s) of our common stock at an exercise price of (     % of the aggregate offering price for a unit).

The unit warrants will not be listed on the NASDAQ Capital Market or any other securities exchange. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their unit warrants and receive shares of common stock.

If the registration statement covering the shares issuable upon exercise of the warrants contained in the units is not effective at the time of exercise of the warrants, the unit warrants may only be exercised on a “cashless” basis and will be issued with appropriate restrictive legends unless such shares are eligible for resale without restriction under the Securities Act.

We are not required to issue fractional shares upon the exercise of the unit warrants. Instead, we may choose to purchase the fraction for an amount in cash equal to the current value of the fraction computed on the basis of the closing market price of a share of our common stock on the NASDAQ Capital Market on the trading day immediately preceding the exercise date of the unit warrant.

We will attempt to maintain the effectiveness of a current prospectus covering the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value.

The exercise price and the number of shares of common stock issuable upon the exercise of each unit warrant are subject to adjustment upon the happening of certain events, such as recapitalizations, reorganizations, mergers or consolidations.

The unit warrants provide that no exercise will be effected, and the holder of a unit warrant will not have the right to exercise a warrant, if after giving effect to the exercise the holder, together with any affiliates, would beneficially own in excess of [9.99]% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares upon exercise of such unit warrant. For warrant holders owning in excess of [9.99%] of our common stock immediately prior to the issuance of the unit warrants, the exercise limit is increased to [14.99%] of our total shares outstanding.

Shareholder Rights Plan

On March 24, 2005 our board of directors declared a dividend of one common stock purchase right for each outstanding share of our voting common stock, $0.01 par value per share, to stockholders of record at the close of business on April 4, 2005. Each right entitles the registered holder to purchase from us one-fifth of a share of common stock, at a purchase price of $50.00 in cash, subject to adjustment. The description and terms of the rights are set forth in a Stockholder Rights Agreement between us and American Stock Transfer & Trust Company, LLC, as Rights Agent.

Initially, the rights are not exercisable and are attached to and trade with all shares of common stock outstanding as of, and issued subsequent to April 4, 2005. The rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an ”Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”) or (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after April 4, 2005 date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for common stock outstanding, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 24, 2015, unless earlier redeemed or exchanged by the Company.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certificate of Incorporation and By-laws Provisions

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE.

Delaware Statutory Business Combinations Provision.

In general, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of this Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock.

Special Meetings of Stockholders.

Special meetings of the stockholders may be called by the chairman of our board of directors, the president, or the entire board of directors pursuant to a resolution adopted by a majority of directors present at a meeting at which a quorum is present. The president or secretary shall also call special meetings upon the written request of not less than 10% in interest of the stockholders entitled to vote at the meeting.

Liability Limitations and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated by-laws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. In addition, we have entered into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the trading symbol “OXGN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DILUTION

If you purchase our common stock sold in this offering, your interest will be diluted to the extent of the difference between the price per share that you pay and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our net tangible book value at March 31, 2013, was approximately $4,182,000, or $2.02 per share, based on 2,075,062 shares of our common stock outstanding at that date. After giving effect to the assumed sale of              shares of common stock by us pursuant to this offering at an assumed public offering price of $         per share, less the placement agent’s fees and our estimated offering expenses, our net tangible book value at March 31, 2013 would have been approximately $         or $         per share. This represents an immediate increase in the net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to investors in this offering. The following table illustrates this estimated per share dilution:

Assumed public offering price per share	$
Net tangible book value per share as of March 31, 2013		$

Increase in net tangible book value per share attributable to the offering		$

Net tangible book value per share after the offering		$
Dilution per share to new investors

In the discussion and table above, we assume no exercise of outstanding options or warrants. The preceding table excludes 2,920,113 shares of common stock issuable upon the exercise of warrants outstanding as of July 26, 2013 at an exercise price of $3.40 per share, 11,719 shares of common stock issuable upon exercise of warrants outstanding as of July 26, 2013 at an exercise price of $504.00 per share, 1,083 shares of common stock issuable upon exercise of warrants outstanding as of July 26, 2013 at an exercise price of $657.60 per share, 200,137 shares of common stock issuable upon the exercise of options outstanding as of July 26, 2013 at a weighted average exercise price of $12.42 per share, 630,326 shares of common stock available for future issuance under our 2005 Stock Plan, and 923,866 shares of common stock issuable upon conversion of our Series A preferred stock as of July 26, 2013. The preceding table also excludes up to [            ] shares of common stock issuable upon the exercise of the warrants to be sold in this offering.

PLAN OF DISTRIBUTION

We are offering up to              units, each consisting of              share of common stock and              warrant to purchase              of a share of common stock for an assumed offering price of $         per unit. Pursuant to an engagement letter agreement dated as of May 16, 2013, we have engaged H.C. Wainwright & Co., LLC as our placement agent for this offering. H.C. Wainwright is not purchasing or selling any units, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of units, other than to use their “best efforts” to arrange for the sale of units by us. Therefore, we may not sell the entire amount of units being offered.

Upon the closing of this offering, we will pay the placement agent a cash transaction fee equal to six percent (6%) of the gross proceeds to us from the sale of the units in the offering, excluding any sales to certain specified existing investors in the Company. We will also pay a cash fee of six percent (6%) in the event of our receipt of proceeds from the cash exercise of warrants with an exercise period of two years or less issued in the offering and for the Class B Warrants issued by us in our private placement completed in April 2013, which exercises are solicited by H.C. Wainwright. Upon the closing of the offering, we will also pay the placement agent a non-accountable management fee of 1% of the aggregate gross proceeds to us from the sale of units in the offering, which will also be paid in the event of any cash exercise of warrants with an exercise period of two years or less issued in the offering and for the Class B Warrants issued by us in our private placement completed in April 2013, which exercises are solicited by H.C. Wainwright. We will reimburse H.C. Wainwright for its expenses incurred in connection with this offering in an amount equal to 1% of the aggregate gross proceeds raised in the offering, not to exceed $50,000.

In addition, we agreed to grant compensation warrants to the placement agent to purchase a number of shares of our common stock equal to six percent (6%) of the aggregate number of shares of common stock sold to the investors in this offering, excluding any sales to certain specified existing investors in the Company. The compensation warrants will have the same terms as the warrants issued to purchasers in the offering, except that the exercise price shall be $         (125% of the public offering price per unit), and provided, that pursuant to the Financial Industry Regulatory Authority, or FINRA, Rule 5110(g), neither the placement agent warrants nor any shares issued upon exercise of the placement agent warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

•	by operation of law or by reason of reorganization of our Company;

•

to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

•	if the aggregate amount of securities of our company held by the holder of the placement agent warrants or related person do not exceed 1% of the securities being offered;

•

that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

•	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants to purchase shares of common stock by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

We and each of our officers and directors have agreed not to offer, sell, contract to sell or grant any option to sell or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the last closing of the offering described herein. The 90-day lock-up period may be extended if (i) during the last 17 days of the 90-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable. H.C. Wainwright may, in its sole discretion, and at any time without notice, release some or all of the shares subject to lock-up agreements prior to the expiration of the 90-day period.

There are no agreements between H.C. Wainwright and the Company or any of our stockholders or affiliates releasing them from this lock-up prior to the expiration of this 90-day period. Notwithstanding our lock-up agreement with H.C. Wainwright, we may issue warrants, options and shares of capital stock (i) in connection with the conversion of convertible debt or the exercise of warrants and options outstanding prior to the closing of this offering and the grant of options to our officers, directors, employees and consultants under our stock option plan and (ii) as otherwise contemplated by our engagement letter agreement with H.C. Wainwright In addition, we have agreed with H.C. Wainwright not to make certain issuances or sales of our securities for a period of 90 days from the completion of this offering, without the prior written consent of H.C. Wainwright.

The engagement letter agreement provides that we will indemnify the placement agent against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

NOTICE TO INVESTORS

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The communication of this prospectus and any other documents or materials relating to this prospectus is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive)(i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Certain legal matters will be passed upon for the placement agent by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock and warrants offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock and warrants, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION OF DOCUMENTS BY REFERENCE

We have elected to incorporate by reference certain information in this prospectus pursuant to General Instruction VII of Form S-1in accordance with the Securities and Exchange Act of 1934. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus, except for information furnished under Item 2.02 or Item 7.01 of Form 8-K, and any exhibits relating to such information, which is neither deemed filed nor incorporated by reference herein:

•	Our Quarterly Report on Form 10-Q for the quarter ending March 31, 2013, filed on May 9, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on May 6, 2013 (File No. 000-21990);

•	Our Annual Report Amendment on Form 10-K/A for the year ended December 31, 2012, filed on April 29, 2013 (File No. 000-21990);

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 15, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 24, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 11, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 9, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on December 27, 2012 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 22, 2011 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 30, 2005 (File No. 000-21990);

•

The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description; and

•

The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act with the Commission on March 30, 2005, including any amendment or report filed for the purpose of updating such description.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

These filings, our other annual, quarterly, and current reports, our proxy statements, and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov .

Our internet address is www.oxigene.com and the investor relations section of our website is located at http://investor.oxigene.com/. We make available free of charge, on or through the investor relations section of our website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and

amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, but has not been delivered with the prospectus. Requests for such copies should be sent to us at the following address:

OXiGENE, Inc.,

701 Gateway Boulevard, Suite 210,

South San Francisco, California 94080,

Attention: Investor Relations

(650) 635-7000 or ir@oxigene.com

OXiGENE, Inc.

Up To              Units

PROSPECTUS

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the placement agent fees, payable by us in connection with this offering. All expenses are estimated except the fees payable to the SEC and FINRA.

SEC registration fee	$2,728
FINRA fee	*
Blue sky fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing expenses	*
Transfer agent fees	*
Miscellaneous	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ninth of our restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Article IX, Section 3 of our amended and restated by-laws provides that we shall, to the fullest extent permitted by the Delaware General Corporation Law, indemnify our directors and may, if authorized by our board of directors, indemnify our officers, employees and agents and any and all persons whom we shall have power to indemnify against any and all expenses, liabilities or other matters.

We have entered into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request.

Item 15. Recent Sales of Unregistered Securities

On April 10, 2013, OXiGENE entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors, pursuant to which OXiGENE agreed to sell, in a private placement, an aggregate of 5,000 shares of its zero coupon Series A convertible preferred stock, par value $0.01 per share (“Series A Preferred Stock”), Series A Warrants (the “Series A Warrants”) to purchase shares of its common stock, par value $0.01 per share (“Common Stock”), and Series B Warrants (“Series B Warrants”, and together with the Series A Warrants, the “Warrants”) to purchase shares of its Common Stock, for an aggregate purchase price of $5,000,000 (the “Offering”). The Series A Preferred Stock does not have a dividend right, nor does it have any preferences over the Common Stock, including liquidation rights.

Subject to certain ownership limitations, shares of Series A Preferred Stock are convertible, at the option of the holder thereof, into an aggregate of up to 1.38 million shares of Common Stock, and the Warrants are exercisable to purchase an aggregate of approximately 2.76 million shares of Common Stock. Each Series A Warrant has an exercise price of $3.40 per share, and each Series B Warrant has an exercise price of $3.40 per share. The Series A Warrants are immediately exercisable and expire five years after issuance, and the Series B Warrants are immediately exercisable and expire two years after issuance.

On April 10, 2013, OXiGENE entered into a letter agreement with Dawson James Securities, Inc. (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the agent for OXiGENE in connection with the Offering. OXiGENE agreed to pay the Placement Agent a cash placement fee equal to 6% of the aggregate purchase price for the securities sold in the Offering, plus a non-accountable expense allowance equal to 1% of the gross proceeds of all securities sold in the Offering, not to exceed $50,000. In addition, upon the closing of the Offering, OXiGENE paid the Placement Agent a non-accountable management fee equal to 1% of the gross proceeds of all securities sold in the Offering, and it will pay a management fee equal to 1% of any proceeds from the cash exercise of the Series B Warrants, payable within 48 hours of the receipt by OXiGENE of cash proceeds from such exercise(s). The Placement Agent also received warrants equal to 6% of the aggregate number of shares underlying the convertible securities sold in the Offering, and will receive warrants equal to 6% of the aggregate number of shares of Common Stock issued on a cash exercise of the Series B Warrants. In addition, OXiGENE paid a cash fee equal to 6.5% of the aggregate purchase price for the securities sold in the Offering to Geller Biopharm, a healthcare investment banking division of Financial West Group. The issuance and sale of securities by OXiGENE under the Purchase Agreement was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

The exhibits filed with this registration statement are set forth on the exhibit index following the signature page and are incorporated by reference in their entirety into this item.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on August 7, 2013.

OXiGENE, INC.

By:	/s/ Peter J. Langecker
Peter J. Langecker
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter J. Langecker and Barbara Riching, and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PETER J. LANGECKER Peter J. Langecker	Chairman of the Board and Chief Executive Officer (Principal executive officer)	August 7, 2013

/S/ BARBARA RICHING Barbara Riching	Chief Financial Officer (Principal financial and accounting officer)	August 7, 2013

/S/ DAVID CHAPLIN David Chaplin	Director	August 7, 2013

/S/ TAMAR D. HOWSON Tamar D. Howson	Director	August 7, 2013

/S/ GERALD MCMAHON Gerald McMahon	Director	August 7, 2013

/s/ WILLIAM D. SCHWIETERMAN William D. Schwieterman	Director	August 7, 2013

Exhibit Index

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Registrant, as amended by Certificates of Amendment dated June 21, 1995, November 15, 1996, July 14, 2005, June 2, 2009, February 8, 2010, August 5, 2010, February 22, 2011, May 29, 2012, December 27, 2012 and July 17, 2013.**

3.2	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.pp

3.3	Amended and Restated By-Laws of the Registrant.%%%

4.1	Specimen Common Stock Certificate*

4.2	Warrant for the purchase of shares of common stock, dated February 19, 2008, issued by the Registrant to Kingsbridge Capital Limited.^^^^

4.3	Registration Rights Agreement, dated February 19, 2008, by and between the Registrant and Kingsbridge Capital Limited.^^^^

4.4	Form of Five-year Warrant, dated as of July 15, 2009.€€

4.5	Amendment No. 5 to Stockholder Rights Agreement, dated as of November 28, 2011, by and between the Registrant and American Stock Transfer & Trust Company, LLC.xxx

4.6	Form of Series [A/B] Common Stock Purchase Warrant, dated as of April 2013.pp

4.7	Amendment No. 6 to Stockholder Rights Agreement, dated as of April 11, 2013, by and between the Registrant and American Stock Transfer & Trust Company, LLCpp

4.8	Form of Unit Warrant.X

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as to the legality of the securities being registered.X

10.1@	OXiGENE 1996 Stock Incentive Plan, as amended.+

10.2	Technology Development Agreement, dated as of May 27, 1997, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University.***

10.3	Research Collaboration and License Agreement, dated as of December 15, 1999, between OXiGENE Europe AB and Bristol-Myers Squibb Company.++

10.4@	Form of Compensation Award Stock Agreement for Non-Employee Directors, dated as of January 2, 2002.#

10.5	Amendment and Confirmation of License Agreement No. 206-01.LIC, dated as of June 10, 2002, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University.#

10.6	License Agreement No. 206-01.LIC by and between the Arizona Board of Regents, acting on behalf of and for Arizona State University, and OXiGENE Europe AB, dated August 2, 1999.&

10.7	Research and License Agreement between the Registrant and Baylor University, dated June 1, 1999.&

10.8	Agreement to Amend Research and License Agreement between the Registrant and Baylor University, dated April 23, 2002.&

10.9	Addendum to Research and License Agreement between the Registrant and Baylor University, dated April 14, 2003.&

10.10	Stockholder Rights Agreement dated as of March 24, 2005, between the Registrant and American Stock Transfer and Trust Company, LLC.!!

Exhibit Number	Description

10.11@	Form of Incentive Stock Option Agreement under OXiGENE 2005 Stock Plan.$

10.12@	Form of Non-Qualified Stock Option Agreement under OXiGENE 2005 Stock Plan.$

10.13@	Form of Restricted Stock Agreement under OXiGENE 2005 Stock Plan.$

10.14	Amendment No. 1 to the Stockholder Rights Agreement by and between the Registrant and American Stock Transfer & Trust Company, LLC dated as of October 1, 2008.§

10.15@	Form of Indemnification Agreement.!!!!!

10.16	Lease between Broadway 701 Gateway Fee LLC, A Delaware Limited Liability Company, as Landlord, and the Registrant, as Tenant, dated October 10, 2008.§§§§

10.17	Amendment No. 2 to Stockholder Rights Agreement by and between OXiGENE, Inc. and American Stock Transfer & Trust Company, LLC, dated as of October 14, 2009.£

10.18	Amendment No. 3 to Stockholder Rights Agreement, dated as of March 10, 2010, by and between the Registrant and American Stock Transfer and Trust Company, LLC.ΩΩΩΩ

10.19	At Market Issuance Sales Agreement, dated July 21, 2010, between OXiGENE, Inc. and McNicoll, Lewis & Vlak LLC.Aa

10.20	Form of Warrant Exchange Agreement, dated as of January 18, 2011, by and between the Registrant and each Investor named therein.Aaa

10.21	Form of Voting Agreement, dated as of January 18, 2011, by and between the Registrant and each of its directors, executive officers and Symphony ViDA Holdings LLC.aaa

10.22	Form of Amendment No. 4 to Stockholder Rights Agreement, dated as of January 18, 2011, by and between the Registrant and American Stock Transfer and Trust Company, LLC.aaa

10.23@	OXiGENE, Inc. 2005 Stock Plan (as amended on July 16, 2013).x

10.24@	OXiGENE, Inc. Amended and Restated Non-Employee Director Compensation Policy, effective September 20, 2011.xx

10.25	Purchase Agreement, dated as of November 28, 2011, by and between the Registrant and Lincoln Park Capital Fund, LLC.xxx

10.26	Registration Rights Agreement, dated as of November 28, 2011, by and between the Registrant and Lincoln Park Capital Fund, LLC.xxx

10.27	Amended and Restated Employment Agreement, dated as of December 15, 2011, by and between the Registrant and Dr. Peter Langecker.p

10.28	Employment Agreement by and between the Registrant and Barbara D. Riching dated as of February 2013.##

10.29	Amendment No. 1 to At Market Issuance Agreement, dated as of May 31, 2012, by and between the Registrant and McNicoll, Lewis & Vlak LLC.%

10.30	Consulting Agreement with David Chaplin, Ph.D., dated as of January 2013.%%

10.31	Amendment to Consulting Agreement with David Chaplin. Ph.D., dated as of February 27, 2013.**

10.32	Securities Purchase Agreement, dated as of April 10, 2013, between the Registrant and the purchasers named therein.pp

10.33	Registration Rights Agreement, dated as of April 10, 2013, between the Registrant and the purchasers named therein.pp

10.34	Third Amendment to Lease, dated as of April 1, 2013, by and between the Registrant and DWF III GATEWAY, LLC, a Delaware limited liability company.ppp

Exhibit Number	Description

10.35	Engagement Letter by and between the Registrant and H.C. Wainwright & Co., LLC, dated as of May 16, 2013.

23.1	Consent of Independent Registered Public Accounting Firm.X

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).

**	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
pp	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on April 11, 2013.
*	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 33-64968) filed on June 24, 1993, and any amendments thereto.
***	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
#	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.
####	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
+	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. 333-92747) and any amendments thereto.
++	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 28, 1999.
&	Incorporated by reference to Amendment No. 3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
!!	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A, dated March 30, 2005 and any amendments thereto.
$	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
%%%	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 20, 2007.
^^^^	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 21, 2008.
§	Incorporated by reference to the Registrant’s Amendment No. 1 to its Current Report on Form 8-K/A, filed on October 10, 2008.
§§§§	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
€€	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 15, 2009.
£	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 16, 2009.
ΩΩΩΩ	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on March 11, 2010.
aa	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 21, 2010.
aaa	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on January 19, 2011.
x	Incorporated by reference to Appendix A to the Registrant’s Proxy Statement for its Annual Meeting held on July 16, 2013, filed on June 13, 2013.
xx	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.
xxx	Incorporated by reference to the Registrant’s Registration Statement on Form 8-K, filed on November 28, 2011.
p	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
##	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 28, 2013.
%	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 (file no. 333-181813) filed on May 31, 2012.
%%	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on January 23, 2013.
ppp	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.
@	Management contract or compensatory plan or arrangement.
X	Filed herewith.